UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission File Number **001-38462**

NLIGHT, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**91-2066376**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

4637 NW 18th Avenue
Camas, Washington 98607
(Address of principal executive office, including zip code)
(360) 566-4460
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Exchange on Which Registered
Common Stock, par value $0.0001 per share	**LASR**	**The Nasdaq Stock Market LLC**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒	Smaller reporting company	☐
Non-accelerated filer	☐			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant, based on the closing sale price of the registrant's common stock on the last business day of its most recently completed second fiscal quarter (June 30, 2024), as reported on the Nasdaq Global Select Market, was approximately $507.7 million. Shares of common stock held by each executive officer and director and by each other person who may be deemed to be an affiliate of the registrant, have been excluded from this computation. The determination of affiliate status for this purpose is not necessarily a conclusive determination for other purposes.

As of February 26, 2025, the registrant had 49,030,981 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2025 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2024.

Auditor Firm ID: 185   Auditor: KPMG LLP   Auditor Location: Portland, Oregon

TABLE OF CONTENTS

Page

PART I

ITEM 1. BUSINESS

Overview

nLIGHT, Inc., headquartered in Camas, Washington, is a leading provider of high-power semiconductor and fiber lasers for aerospace and defense, industrial, and microfabrication applications.

We operate in two reportable segments, consisting of the Laser Products segment and the Advanced Development segment.

Laser Products

Overview
We design, manufacture, and sell a range of high-power semiconductor lasers and fiber lasers that are typically integrated into laser systems or manufacturing tools built by our customers. We also make high energy pulsed fiber lasers, fiber amplifiers, and beam combination and control systems for use in high-energy laser (HEL) systems for directed energy, and laser sensing systems used in a wide range of defense applications. Our vertical integration enables us to develop products that leverage the same underlying technology, thereby enabling us to offer innovative and reliable products to customers in each of our end markets.

Semiconductor Lasers
We sell high-power semiconductor lasers with a broad range of power levels, wavelengths, and output fiber sizes. Our semiconductor lasers are typically used as an integrated energy source for our OEM customers' solid-state lasers, which are primarily used in a wide range of aerospace and defense and microfabrication applications. The core building block of our products is a compound semiconductor laser chip manufactured from a gallium arsenide wafer. We use our patented multiplexed single-chip architecture to combine and package multiple semiconductor laser chips into what we believe are the most brilliant semiconductor lasers commercially available.

Fiber Lasers
We offer programmable and serviceable high-power fiber lasers primarily for use in aerospace and defense and industrial applications. Our fiber lasers use a proprietary active fiber that is doped with a rare-earth element to amplify the light from multiple of our semiconductor lasers into a brighter, more powerful laser beam. Our single- and multi-mode fiber lasers enable fast, high-quality, and efficient processing of materials. Our fiber lasers offer many features, including all-fiber programmable beam sizes and shapes, programmable waveforms, high-speed waveform modulation capabilities, pulsed operation, hardware back-reflection suppression, operability in harsh environments, quick and easy serviceability, and exceptional power stability. The programmability and wide operating range of our fiber lasers make them easy for our customers to use and expands their applicability. For example, in some cases, a single programmable fiber laser with the ability to program the size and shape of its output beam can take the place of several less flexible lasers. We have also designed our fiber lasers to be easily field serviceable, which results in higher machine uptime, lower cost of ownership and improved customer experience.

Fiber Amplifiers
We design, manufacture and sell high-performance fiber amplifiers, offering high efficiency, compact design, and superior beam quality for a wide range of aerospace and defense, and industrial applications. These components amplify optical signals directly within optical fibers, eliminating the need for bulky free-space optics. By leveraging doped fiber cores, our fiber amplifiers deliver high power outputs with excellent thermal management, making them ideal for demanding aerospace and defense markets. We believe our latest generation of fiber lasers are best-in-class in delivering the highest power while minimizing size and weight, which are critical decision criteria for our laser sensing and directed energy applications. Our fiber amplifier technology remains central to our commitment to delivering cutting-edge laser solutions for our diverse set of customers.

Advanced Development

Overview
Our Advanced Development segment is dedicated to driving innovation and expanding our technological leadership in the field of directed energy and laser sensing. Our advanced development programs focus on research, design, and prototyping of next-generation laser technologies, leveraging our expertise in high-power laser technology

development, beam control, and advanced optics. Structured to foster collaboration between engineering, research, and product development teams, our advanced development programs combine dedicated resources and facilities with deep technical expertise to deliver cutting edge solutions. Centered around providing governmental agencies with next-generation laser technologies and solutions, our capabilities include the development of custom high-power fiber lasers and advanced beam combining technologies. By aligning our innovation efforts with strategic growth and defense initiatives – directed energy and laser sensing, in particular – our Advanced Development segment plays a critical role in maintaining our competitive edge and driving long-term value creation.

Markets

We sell our products into three primary end markets: Aerospace and Defense, Industrial, and Microfabrication.

Aerospace and Defense
Lasers are used today in a variety of aerospace and defense applications, such as range finding, imaging, communications, and directed energy defense systems. Pulsed laser technologies are also increasingly being used for a wide range of sensing applications including long range precision targeting, remote sensing, counter-sensor, communications, and intelligence, surveillance and reconnaissance (ISR) applications. Directed energy defense systems utilize concentrated electrical or optical energy rather than chemical or kinetic force to incapacitate, damage, disable or destroy a wide range of threats. Compared to conventional weapons, directed energy weapons using high-power fiber lasers offer ultra-precise targeting, low cost per use and a nearly unlimited magazine. Over the past decade, directed energy technologies have improved steadily, culminating in a series of successful demonstrations of significantly higher power, multi-kilowatt systems. We announced several Department of Defense sponsored programs and awards which have been tasked with delivering proprietary components, high-power lasers and advanced optics to various entities in support of next-generation defense systems.

Industrial
The productivity, efficiency and versatility offered by programmable fiber lasers have been critical in making them a key part of the evolution of the industrial ecosystem. Material processing applications, such as cutting, welding, additive manufacturing, cladding, and heat treating, comprise most of the industrial laser market. Programmable fiber lasers continue to replace CO_2 lasers and other non-laser techniques for sheet metal cutting, due to their significantly faster speed, higher quality and lower cost when used across a wide range of metals. Programmable fiber lasers have also expanded into other applications such as cutting metal tubes and other three-dimensional parts, and are beginning to displace plasma for thick metal cutting.

Fiber lasers are also increasingly being used in welding applications, where they can achieve deeper penetration with fewer heat affected zones than traditional methods like arc welding. These advantages have enabled fast adoption of fiber lasers across the electric vehicle battery, automotive, and energy industries where system productivity, high level of automation, and versatility are critical.

In addition to improving traditional manufacturing processes, fiber lasers are also enabling new technologies such as metal additive manufacturing. Additive manufacturing is chosen for fabrication as it enables the manufacturing of designs not feasible with traditional technologies such as casting, forging or machining. Additive manufacturing can be integrated into existing production lines and mitigate long lead-time issues and enhance performance in critical sub-systems. Fiber lasers provide the power needed to melt metal powders or wire to form functional products for use in industries such as aerospace, defense, automotive, medical, and energy. Advancements in laser technology are critical in enabling manufacturers to produce ever-larger parts with more complex geometries at faster speeds and lower costs. The need for larger more productive machines has driven a trend towards multi-laser systems that are increasingly demanded by additive manufacturing customers. Overall, the trend towards an increased number of lasers in additive manufacturing machines is driving strong growth in the laser market.

Microfabrication
Microfabrication refers to the process of creating three-dimensional microscale structures, typically by ablating, annealing, etching, drilling, or precision marking. Many of the microscale features incorporated into products in the automotive, electronics, medical, semiconductor and other markets are made commercially viable by laser-based precision manufacturing techniques. Preferences for brighter, more vibrant displays in mobile phones, tablets and televisions, and the desire for thinner products with improved battery life and energy efficiency are placing greater importance on the need for components that are smaller, more robust and less expensive, which we believe will continue to drive demand for lasers.

Research and Development

Our research and development activities include innovation of improvements to existing products that enhance performance at reduced cost, and the design of new products that address select market opportunities. While we seek to improve our products on all operating characteristics, we believe we lead the market in terms of semiconductor laser chip brilliance. Our programmable fiber lasers use a proprietary solution that allows our customers to program laser beam strength and shape and real-time pulse timing to optimize the performance of their solution for specific commercial and defense applications. We work closely with customers to develop products to meet customer application and performance needs, making our research and development efforts more efficient. We also benefit from our vertically integrated business model, as we can conduct design cycles more rapidly through control of the full production process.

We intend to continue our commitment to research and development and to introduce new products, solutions, and complementary products to maintain and strengthen our competitive position.

Intellectual Property

Our success depends in part upon our ability to continue to innovate and invest in research and development to meet the needs of our customers, and to maintain and protect our proprietary technology. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets and trademarks, as well as customary contractual protections with our customers, suppliers, employees, and consultants that access our material intellectual property.

We have generated, and continue to generate and maintain, patents and other intellectual property rights covering innovations that are intended to create a competitive advantage, and to support the protection of our investments in research and development. Although we believe that our patents and other intellectual property rights have significant value, we do not believe that maintaining or growing our business is materially dependent on any single patent. Due to the rapid pace of innovation within the markets that we serve, it is possible that our protection through patents may be less important than factors such as our technological expertise, continuing development of new products and technologies, protection of trade secrets, market penetration, customer relationships, and our ability to provide support and service to customers worldwide.

No assurance can be given that any of our patents will not be challenged, invalidated, or circumvented, or that the rights granted thereunder will provide us with a sustained competitive advantage. In addition, there can be no assurance that we will be able to protect our technology, or that competitors will not be able to independently develop similar or functionally competitive technologies, design around our patents, or attempt to manufacture and sell infringing products in countries that do not strongly enforce intellectual property rights.

Sales and Marketing

In the Aerospace and Defense market, we sell our products and services directly to end customers, including the U.S. Government, prime defense contractors, and defense subcontractors, through our dedicated sales, marketing and engineering teams located in the United States. Due to the stringent demands of our Aerospace and Defense customers, our sales and marketing organization includes engineering, manufacturing, service and support professionals who engage with our customers throughout their products' lifecycles.

In the Industrial and Microfabrication markets, we sell our products through our direct sales force located in the United States, China, South Korea and various European countries. To supplement our direct sales team, we also sell through independent sales representatives and distributors in Asia, Australia, Europe, the Middle East, and South America. We selected these independent representatives and distributors based on their ability to provide effective field sales, marketing communications and technical support for select products and markets in target geographies. Our sales and marketing efforts are conducted through an integrated process that involves our direct sales and marketing teams, engineering teams, customer service representatives and our senior management team.

We maintain customer support and field service staff in our major markets around the world. In addition, many of our independent representatives and distributors have service teams who have been certified by us to provide regional field service and support. We work closely with customers to service equipment and train customers to use and repair our products and explore additional applications for our technologies. Over time we expect to expand our support and field service footprint, particularly in locations where business volume requires local service capabilities.

Customers

We sell to and support over 300 customers worldwide. A few customers drive a significant portion of our revenues. In the aggregate, our top ten customers accounted for approximately 72%, 66% and 63% of our revenues in 2024, 2023 and 2022, respectively. Our global customers include BAE Systems, KORD Technologies, Mazak, MKS Instruments, Northrop Grumman, Raytheon Technologies, and the U.S. Government.

Information concerning revenue by end-market, geographic region based upon ship-to location, and segment appears under Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, and Notes 2 and 18 of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Backlog

Backlog represents firm orders that have been received for products, the remaining funded value of research and development contracts, and other services for which a contractual agreement is in place and delivery or performance is expected to occur. Backlog totaled $167.0 million and $108.4 million as of December 31, 2024 and 2023, respectively. All of the backlog as of December 31, 2024 is expected to be filled within the next 24 months. Our backlog is not necessarily indicative of revenues for any specific future period due to possible order cancellations or deferrals, and shipping or acceptance delays. Delays in delivery schedules or a reduction in backlog during any period could have a material adverse effect on our business and results of operations.

Backlog excludes the unfunded portion of our government contracts because these contracts are typically only partially funded at any point during their term, and all or some of the work to be performed under these contracts may remain unfunded unless and until the contract is modified and additional funding is allocated to the contract. As of December 31, 2024, the unfunded value of our government contracts totaled $231.5 million.

Seasonality

Our quarterly revenues can fluctuate with general economic trends, holidays in foreign countries such as Chinese New Year in the first quarter of our fiscal year, the U.S. government fiscal year end, the timing of capital expenditures by our customers, and general economic trends. In addition, as is typical in our industry, we tend to recognize a larger percentage of our quarterly revenues in the last month of the quarter, which may impact our working capital trends.

Competition

The industries in which we operate have significant price and technological competition. We compete with companies that offer semiconductor lasers, fiber lasers, fiber amplifiers and other laser products such as IPG Photonics Corporation, Coherent, BWT Ltd., II-VI Incorporated, Raycus Fiber Laser Technologies, and Trumpf GmbH + Co. KG. We also compete with prime defense contractors and subcontractors in the Aerospace and Defense market, and with companies in the Industrial market that offer widely used non-laser production methods, such as plasma cutting, water-jet cutting and resistance welding.

Some of our competitors are larger and have substantially greater financial, research and development, managerial, sales, service and marketing resources than we do. These companies will likely be able to expand into broader products and end markets, which may result in additional competitive pressures on us. Certain competitors also have higher sales volume than we do, which can enable them to lower the prices of their products. Moreover, certain of our customers have internal laser technologies, which may present additional competitive pressure.

We believe that our vertically-integrated business model, technology innovation, engineering capabilities, functionality, quality and customer service enable us to compete successfully in the markets we serve, taken as a whole.

Manufacturing

We manufacture, package, and test the critical elements of our high-power semiconductor and fiber lasers, including semiconductor laser chips and optical fiber in-house. Our vertically integrated business model enables us to control and protect our proprietary technologies and manufacturing processes. We've invested in highly automated semiconductor packaging lines in our Camas, WA facility, which we believe is critical to serve the Directed Energy market.

We also use a third-party contract manufacturer, located in Thailand, to package certain of our semiconductor lasers used in commercial applications. We outsource manufacturing, components and materials when we believe that a manufacturing process, or specific component to be manufactured, by itself, does not provide enough competitive advantage to warrant investment in the capital and human resources necessary for the process implementation or the component's manufacture. We work with our suppliers in these situations to ensure consistent quality and delivery performance. In many cases, components are custom manufactured for us based on our proprietary specifications. During 2024, we ceased all manufacturing activities in China and transferred those products and capabilities either to our contract manufacturer in Thailand or to our automated production line in Camas, WA.

We purchase certain raw materials and components used to manufacture our products and other components, such as semiconductor wafer substrates, fiber laser chip packages, optics, and other materials, from single or limited-source suppliers. We typically purchase our materials through purchase orders or agreed-upon terms and conditions, and we do not have guaranteed supply arrangements with many of these suppliers. To mitigate raw material supply risks, we take a variety of actions such as second source qualification, accumulation of safety stock and vendor surveillance.

Our primary manufacturing facilities are located in Vancouver, Washington; Camas, Washington; Hillsboro, Oregon and Lohja, Finland.

Regulation

We are subject to significant regulation by local, state, federal and international laws in all jurisdictions in which we operate. Compliance with these requirements can be costly and time consuming. We believe that our operations, products, services, and actions substantially comply with applicable regulations in all jurisdictions. However, the risk of non-compliance cannot be eliminated and therefore there is no assurance that future costs related to these regulations will not be incurred. There is also the possibility that regulations will be retroactively applied, interpreted, or applied differently to our operations, products, services, and actions which will require significant time and resources. See the section of this report titled "Risk Factors—Risks Related to Litigation, Taxation and Regulatory Compliance" for additional information.

Human Capital Management

At nLIGHT, we fulfill our mission by fostering innovation, attracting talented people, and managing aspects of our business in an ethical manner that benefits our stakeholders, including the communities in which we operate. Our product innovation, community involvement and the overall success of our business are driven by continued engagement and motivation of our employees. Over the past twenty years we have developed and refined our core values that underpin our corporate culture. At nLIGHT we both recruit and review people based on three criteria we categorize in terms of *Skill, Will*, and *Fit*. We encourage collaboration, critical thinking, and respect and foster a workplace where each employee is contributing to the long-term success of the company.

As of December 31, 2024 we had nearly 800 full-time employees worldwide. Of our total full-time employees, approximately 650 were based in the United States. In Austria, employees have the legal capacity to make collective agreements, and in Finland, certain employees belong to labor unions for their specialty. There are no labor unions to which our employees belong in any other location. We have not experienced any employee-led work stoppages at any of our facilities. We consider our relationship with our employees to be good.

Corporate Information

We maintain a website at *https://www.nlight.net.* We make available free of charge through our investor relations website, *https://investors.nlight.net,* our annual reports, quarterly reports, current reports, proxy statements and all amendments to those reports as soon as reasonably practicable after such material is electronically filed or furnished with the United State Securities and Exchange Commission, or SEC. The reference to our website does not constitute incorporation by reference of the information contained at the site.

The SEC also maintains an Internet website that contains reports and other information regarding issuers, such as nLIGHT, Inc., that file electronically with the SEC. The SEC's Internet website is located at *https://www.sec.gov.*

We were incorporated under the name nLight Corporation in Washington in June 2000. We reincorporated in Delaware under the name nLight Photonics Corporation in August 2000 and changed our name to nLIGHT, Inc. in January 2016.

ITEM 1A. RISK FACTORS

You should carefully consider the following risk factors, in addition to the other information contained in this report, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes. This report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements due to factors that are described below and elsewhere in this report. Our Risk Factors are not guarantees that no such conditions exist as of the date of this report and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part.

<u>**Risks Related to Our Industry and the Markets We Serve**</u>

The markets for our products are highly competitive. If we fail to compete successfully, our business, financial condition, results of operations and growth prospects will be materially adversely affected.

The industries in which we operate have significant price and technological competition. We compete with companies providing semiconductor and fiber lasers, and with companies offering conventional laser or non-laser solutions for the applications we target. Some of our competitors are larger and have substantially greater manufacturing, financial and research and development resources and larger installed customer bases than we do. Some of these competitors may receive government subsidies allowing them to compete more aggressively. These companies will likely be able to expand into broader products, geographies, and end markets, which may result in additional competitive pressures on us. Certain competitors also have higher sales volume than we do, which can enable them to lower the prices of their products. Additionally, the merger or consolidation of significant competitors would result in competitors with greater resources, which may enable them to offer a different market approach, or a lower cost structure through economies of scale or other efficiencies that we may be unable to match and which may intensify competition. Further, our competitors may seek to vertically integrate by buying suppliers that also supply products or components to us, which could enable them to further reduce prices, or could increase our costs. Moreover, our OEM customers' internal production of laser technologies presents additional competitive pressure. To compete, we have reduced prices of some of our products in the past and we may be forced to lower our prices further in the future, which could negatively impact our revenues and gross margins. To remain competitive, we believe that we will be required to continue to invest significantly in research and development and manufacturing facilities. We may not have sufficient resources to continue to make these investments and we may not be able to make the technological advances or price adjustments necessary to compete successfully. Any failure to compete successfully will materially adversely affect our business, financial condition, results of operations and growth prospects.

Changes in the markets we serve could materially adversely affect our revenues and profitability.

Our results of operations may vary based on the impact of changes in the markets we serve or in the global economy. The Aerospace and Defense market is largely dependent on government budgets, in particular defense budgets, which are driven by numerous factors, including geopolitical events, macroeconomic conditions and the ability of the U.S. government to enact relevant legislation. As a result, our future revenues are subject in part to the uncertainties of governmental budgeting and appropriations and national defense policies and priorities, constraints of the budgetary process and timing and potential changes to these policies and priorities, all of which are beyond our control. Many of our customers in the defense industry are subcontractors that must negotiate our proposals with the U.S. government. Our continuing relationship with these customers and the ability of these customers to pay for our products is dependent on the U.S. government's decision to accept or reject our customers' terms, which can be delayed for a substantial period of time and is largely outside of our control. Such delays could result in decreased revenues and could materially adversely affect our results of operations in any given period. For our products sold to the Industrial market, we believe demand is largely based on general economic conditions and we cannot predict the timing, strength or duration of any economic slowdown or recovery, whether global, regional or within specific markets. For the Microfabrication market, a portion of our revenues depends on the demand for our products from semiconductor equipment companies. The semiconductor equipment market has historically been characterized by sudden and severe cyclical variations in product supply and demand, which have often severely affected the demand for manufacturing equipment, including laser-based tools and systems, which limits our ability to predict our business prospects and financial results in this market.

We participate in markets that are subject to rapid technological change and require significant research and development expenses to develop and maintain products that can achieve market acceptance.

The markets for our products are characterized by rapid technological change, frequent product introductions, substantial capital investment, volatility of product supply and demand, changing customer requirements and evolving industry standards. Our future performance depends in part on our successful development, introduction and market acceptance of new and enhanced products that address these changes and current and potential customer requirements. To the extent customers defer or cancel orders for existing products due to a slowdown in demand or in the expectation of a new product release, or if there is any delay in development or introduction of our new products or enhancements of our products, our business, financial condition, results of operations and growth prospects would be materially adversely affected. We also may not be able to develop the underlying core technologies necessary to create new products and enhancements, or to license these technologies from third parties. Product development delays may result from numerous factors, including:

- changing product specifications and customer requirements;
- unanticipated engineering complexities;
- expense reduction measures we have implemented, and others we may implement, to conserve our cash and attempt to sustain profitability;
- difficulties in hiring and retaining necessary technical personnel;
- difficulties in reallocating engineering resources and overcoming resource limitations; and
- changing market or competitive product requirements.

Further, the development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. We cannot assure you that our expenditures for research and development will result in the introduction of new products or, if such products are introduced, that those products will achieve sufficient market acceptance or generate revenues to offset the cost of development. Ramping of production capacity also entails risks of delays which can limit our ability to realize the full benefit of the new product introduction. We cannot assure you that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully. Additionally, our product offerings may become obsolete given the frequent introduction of alternative technologies. If our products fail to gain and maintain market acceptance, it could materially adversely affect our business, financial condition, results of operations and growth prospects.

Products in the laser industry are experiencing declining average selling prices, and our future success depends in part on our ability to increase our volumes and decrease our costs to offset potential declines in the average selling prices of our products.

Products in the laser industry generally, and our products specifically, have experienced and may in the future experience a significant decline in average selling prices (ASPs) on maturing products due to increased competition and price pressures from customers, particularly in the Industrial market. As competing products become more widely available, the ASPs of our products may decrease, and such decreases may vary by product and market. Due to the fixed cost of production, the average cost per unit of our products typically declines as our production volumes rise. For this reason, we may decide to offer products at ASPs that result in low initial gross margins to us with an intention to drive sales and production volumes higher, in turn lowering our average cost per unit. Because of these factors, we have experienced, and we may continue to experience, fluctuations in our results of operations on a quarterly or annual basis. If the ASPs of our products decline and we are unable to increase our unit volumes, introduce new or enhanced products with higher ASPs or reduce manufacturing costs to offset anticipated decreases in the prices of our existing products, our gross margins could decline, which in turn could materially adversely affect our business, financial condition, results of operations and growth prospects.

Risks Related to Our Business and Operations

We have a history of losses and we may not be able to achieve or maintain profitability in the future.

We have incurred recurring net losses since our inception in 2000. If we fail to grow revenues or reduce costs to achieve and sustain profitability, our business, financial condition, results of operations and growth prospects will be materially adversely affected.

We rely on a small number of customers for a significant portion of our revenues, and if we lose any of these customers or they significantly curtail their purchases of our products, our results of operations could be materially adversely affected.

We rely on a small number of customers for a significant portion of our revenues, and we expect this customer concentration will continue in the future. We generally do not enter into long-term purchase agreements with our customers that obligate them to purchase our products. Our business is characterized by short-term purchase orders issued by our customers, which are likely to be favorable to those customers. If any of our principal customers discontinues its relationship with us, develops its own products instead of using ours, replaces us as a vendor for certain products or suffers downturns in its business resulting in a cancellation of orders or an inability to place new orders from us, then our business, financial condition, results of operations and growth prospects could be materially adversely affected.

We have high levels of fixed costs and inventory levels that may materially adversely affect our gross profits and results of operations if demand for our products declines or we maintain excess inventory levels.

We conduct our own manufacturing operations and have a high fixed cost base, including significant costs for the employees in our manufacturing operations. We may not be able to adjust our production levels or fixed costs quickly enough or sufficiently to adapt to rapidly changing market conditions. Gross profit, in absolute dollars and as a percentage of revenues, is impacted by our volumes, product sales mix, the corresponding absorption of fixed manufacturing overhead expenses, production costs and manufacturing yields. In addition, because we design and manufacture our key components, insufficient demand for our products subjects us to the risks of high inventory carrying costs and increased inventory obsolescence. If our capacity and production levels are not properly sized in relation to changing demand, or if anticipated sales do not occur, we may need to record write-downs for excess or obsolete inventory.

We rely on third parties to manufacture certain of our products and product components, which could expose us to a number of risks that could negatively impact our results of operations.

We outsource the manufacturing of certain of our products and product components to third-parties. Reliance on third-party manufacturers presents a number of risks, including capacity constraints, reduced control over manufacturing and delivery timing and quality, shortages during periods of high demand or supply constraints, the inability to achieve acceptable yields on a timely basis, misappropriation of our intellectual property and potential increased exposure to fluctuations in manufacturing costs, including due to inflation, any of which could adversely impact our business, financial condition, results of operations and growth prospects. In addition, if any of our third-party manufacturers are unable or unwilling to manufacture our products or product components in required volumes and at high quality levels or continue to manufacture our products and product components at all, we would need to identify and select alternative manufacturers, which may not be available to us on favorable terms, if at all. An alternative manufacturer may not be available to us when needed or may not be in a position to satisfy our quality and production requirements on commercially reasonable terms. Any significant interruption in manufacturing could require us to reduce our supply of products to our customers, which in turn could reduce our revenues and harm our customer relationships.

Our manufacturing capacity and operations may not be appropriate for future levels of demand and may materially adversely affect our gross margins.

When there are changes in market demand, we must be able to rapidly and effectively increase or decrease our manufacturing capacity in the appropriate locations. Failure to do so may cause a loss of business to competitors, negatively impact our relationships with customers, or negatively impact our gross margins. To maintain our competitive position and to meet anticipated demand for our products, we have invested significantly in the expansion and automation of our manufacturing and operations throughout the world and may continue to do so in the future. If the demand for our products does not increase or if our revenues decrease from current levels, we may have significant excess manufacturing capacity and under-absorption of our fixed costs, which could in turn materially adversely affect our gross margins and profitability. Expansion activities can also cause disruptions to existing manufacturing capabilities. Moreover, we may experience higher costs due to yield loss, production inefficiencies and equipment problems until any operational issues associated with the addition of new equipment or opening of new manufacturing facilities are resolved.

If we are unable to develop new products, applications and end-markets and increase our market share in existing applications, our business, financial condition, results of operations and growth prospects may be materially adversely affected.

Our future success will depend in part on our ability to continue to generate sales in new and developing markets and applications for lasers such as additive manufacturing within the industrial market, and directed energy within the aerospace and defense market. Our current and potential customers may have substantial investment in, and know-how related to, their existing laser and non-laser technologies, and they may be reluctant to change from incumbent suppliers or cease using their own solutions, or we may miss the design and procurement cycles of our customers. Many of our target markets have historically been slow to adopt new technologies and these markets often require long testing and qualification periods or lengthy government approval processes before admitting new suppliers or adopting new technologies.

Introduction of new products and product enhancements will require that we effectively transfer production processes from research and development to manufacturing and coordinate our efforts with those of our suppliers to rapidly achieve increased production volume. If we are unable to implement our strategy to develop new applications and end markets for our products or develop new products, our business, financial condition, results of operations and growth prospects could be materially adversely affected. In addition, any newly developed or enhanced products may not achieve market acceptance or may be rendered obsolete or less competitive by the introduction of new products by other companies.

If we fail to effectively manage our growth or, alternatively, our spending during downturns, our business could be disrupted, which could materially adversely affect our results of operations.

Growth in revenues, combined with the challenges of managing geographically dispersed operations, can place a significant strain on our management systems and resources, and our anticipated growth in future operations could continue to place such a strain. The failure to effectively manage our growth could disrupt our business and materially adversely affect our results of operations. In economic downturns, we must effectively manage our spending and operations to ensure that our competitive position during the downturn, as well as our future opportunities when the economy improves, remains intact. The failure to effectively manage our spending and operations could disrupt our business and materially adversely affect our results of operations.

The long sales cycles for our products may cause us to incur significant expenses without offsetting revenues.

Our products represent a large investment for our customers and they typically expend significant effort in evaluating, testing and qualifying our products before making a decision to purchase them, resulting in a lengthy initial sales cycle. Even after this evaluation process, a potential customer may decide not to purchase our products. As a result, these long sales cycles may cause us to incur significant expenses without receiving revenues to offset such expenses soon thereafter or at all. This, in turn, can materially adversely affect our business, financial condition, results of operations and growth prospects.

Because we generally do not enter into long-term purchase commitments with our customers, our product revenues can be difficult to predict, which could lead to excess or obsolete inventory and materially adversely affect our results of operations.

Our Laser Products business is characterized by short-term purchase orders and shipment schedules and, in some cases, orders may be canceled or delayed without penalty. As a result, it is difficult to forecast our revenues and to determine the appropriate levels of inventory required to meet future demand. This could lead to increased inventory levels and increased carrying costs and risk of excess or obsolete inventory due to unanticipated reductions in purchases by our customers. If we are unable to accurately forecast the demand for our products, fail to accurately forecast the timing of such demand, or are unable to consistently negotiate acceptable purchase order terms with customers, we could incur significant expenses, and our business, financial condition, results of operations and growth prospects may be materially adversely affected.

We depend on internal production and outside single- or limited-source suppliers for many of our key components and raw materials.

We rely on our own production capabilities to manufacture certain of our key components, such as semiconductor lasers, specialty optical fibers and optical components. Certain of our components, such as our semiconductor lasers, which are manufactured at our Camas and Vancouver, Washington facilities, and our active fibers, which are manufactured at our Lohja, Finland facility, rely on processes and equipment that cannot be easily moved or replaced. If our manufacturing activities were obstructed or hampered significantly at these, or our other facilities, it could take a considerable length of time, at an increased cost, for us to resume manufacturing, which could materially harm our business and results of operations.

Also, we purchase certain raw materials and components, which are key elements to manufacture our products and other components, such as semiconductor wafer substrates, fiber laser chip packages, optics, and other materials, from single- or limited-source suppliers. We generally do not have guaranteed supply arrangements with our suppliers. Our key suppliers may not have the ability to increase their production in line with our customers' demands. This can become acute during times of high growth in our customers' businesses. As a result, we have experienced, and may in the future experience, longer lead times or delays in fulfillment of our orders. Furthermore, other than our current suppliers, there may be a limited number of entities from which we could obtain these supplies. In addition, if quality issues arise with these outsourced materials and go undetected by us, the use of such defective materials in our products could compromise their quality and harm our reputation.

For certain long lead-time supplies or in order to lock in pricing, we may be obligated to place purchase orders which are not cancellable or otherwise assume liability for a large amount of the ordered supplies, which limits our ability to adjust down our inventory liability in the event of market downturns or other customer cancellations or rescheduling of their purchase orders for our products. Some of our products require designs and specifications which are at the cutting-edge of available technologies. Accordingly, certain of our products require components and supplies which may be technologically difficult and unpredictable to manufacture. These types of components may only be available by a single supplier. These characteristics place further pressure on the timely delivery of such components. In addition, many of our suppliers have recently experienced shortages of many of the components and raw materials that we require, and in some cases, have significantly increased their prices. Any interruption or delay in the supply of any of these components or materials, or the inability to obtain these components and materials from existing suppliers or alternate sources at acceptable prices and within a reasonable amount of time, could materially adversely affect our ability to meet customer orders and in turn our business, financial condition, results of operations and growth prospects.

Products that do not meet specifications or that contain defects could damage our reputation, decrease market acceptance of our products, cause us to lose customers and revenues, and result in liability to us.

The complexity and ongoing development of our product designs and manufacturing processes could lead to design or manufacturing problems. Problems might result from a number of factors, including design defects, materials failure, failure of components manufactured internally or by our suppliers to meet our specifications, contamination in the manufacturing environment, and equipment failures. These problems could cause lower than anticipated yields, cause delays in product shipments, cause delays in new product introductions, cause us to incur additional warranty expenses or warranty reserves, result in increased costs and diversion of development resources, cause us to incur increased charges due to unusable inventory, require design modifications, impact the timing of revenue recognition, and decrease the market acceptance or customer satisfaction with our products. The occurrence of any one or more of these events could adversely affect our business, reputation and operating results.

In addition, a product liability claim brought against us, even if unsuccessful, could be time-consuming and costly to defend, divert management's attention and could harm our reputation. We cannot assure investors that our product liability insurance would adequately protect our assets from the financial impact of defending a product liability claim. Any product liability claim brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing insurance coverage in the future.

A breach of our information technology and security systems could materially adversely affect our business.

We use information technology and security systems to maintain our facilities' physical security and to protect proprietary and confidential information, including that of our customers, suppliers and employees. Denial of service or other attacks on, or accidental or willful security breaches or other unauthorized access to our facilities or information systems, unauthorized access to or acquisition of personal information, confidential information or other data we process or maintain, or viruses, loggers, or other malfeasant code, including ransomware, in our data or software, could compromise this information and otherwise disrupt our operations. The consequences of such loss, possible misuse of our proprietary and confidential information, or operational disruptions could include, among other things, unfavorable publicity, damage to our reputation, difficulty marketing our products, customer allegations of breach-of-contract, claims and litigation by affected parties, investigations by and other proceedings involving governmental authorities and possible financial liabilities for damages, any of which could materially adversely affect

10

our business, financial condition, reputation and relationships with customers and partners. We also rely on a number of third-party service providers to host, store or otherwise process information for us, or to provide other facilities or infrastructure that we make use of, including "cloud-based" providers of corporate infrastructure services relating to, among other things, human resources, electronic communication services and some financial functions, and we are therefore dependent on the security systems of these providers. Any security breaches or incidents or other unauthorized access to, or disruptions of, our service-providers' systems or viruses, loggers, ransomware or other malfeasant code in their data or software, or unauthorized access to or acquisition of any data they process or otherwise maintain for us could expose us to information loss, corruption and unavailability, operational disruptions, and misappropriation of confidential information, and could have similar consequences to us as any incidents affecting our own systems or the data we process or maintain. We and our third parties face these threats from a variety of sources, including attacks from hackers, phishing and other forms of social engineering, and human error or employee or contractor malfeasance. Because the techniques used to obtain unauthorized access to or sabotage security systems change frequently and are often not recognized until after an attack, we and our third-party service providers may be unable to anticipate the techniques or implement adequate preventative measures, thereby exposing us to material adverse effects on our business, financial condition, results of operations and growth prospects. A security breach or other security incident impacting us or our third-party service providers could require a substantial level of financial resources to rectify and otherwise respond to, may be difficult to identify or address in a timely manner, and could result in claims, investigations, and inquires by private parties or governmental entities that may divert management's attention and require the expenditure of significant time and resources, and which may cause us to incur substantial fines, penalties, or other liability and related legal and other costs. Any actual or perceived security breach or other security incident may also harm our reputation and market position. Any of the foregoing matters could harm our operating results and financial condition.

While we maintain insurance that may cover certain liabilities in connection with a security breach or incident, we cannot be certain that our insurance coverage will be adequate for data handling or information security liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, premiums, or deductibles could have a material adverse effect on our business, including our financial condition, operating results, and reputation.

Our results of operations can be adversely affected by labor shortages, turnover, labor cost increases and our ability to recruit and retain qualified personnel.

We have from time-to-time experienced labor shortages and other labor-related issues. A number of factors may adversely affect the labor force available to us in one or more of our geographies, including high employment levels, increasing market wages and other compensation costs, federal unemployment subsidies, and other government regulations, which include laws and regulations related to workers' health and safety, wage and hour practices and immigration. These factors along with increased turnover rates within our employee base can decrease our efficiency and impact our cost of labor.

In addition, we believe our ability to manage successfully and grow our business and to develop new products depends, in large part, on our ability to recruit and retain qualified employees, particularly highly skilled technical, sales, service, management, and key staff personnel. Competition for qualified resources is intense and other companies may have greater resources available to provide substantial inducements to lure key personnel away from us or to offer more competitive compensation packages to individuals we are trying to hire.

Fluctuations in our quarterly results of operations may be difficult to predict.

We have experienced, and expect to continue to experience, fluctuations in our quarterly results of operations including restructuring charges in the fourth quarter of 2023 and 2024. Factors which have had or may in the future have an influence on our results of operations in a particular quarter include:

- the increase, decrease, cancellation or rescheduling of significant customer orders;
- declines in selling prices for our products;
- delays in our product-shipment timing, obtaining licenses or other import/export approvals, customer or end user sales or deployment cycles, or work performed under development contracts;
- seasonality attributable to different purchasing patterns and levels of activity throughout the year in the areas where we operate;
- the impact of new acquisitions and the success of our integration efforts;

- the timing of revenue recognition based on the installation or acceptance of certain products shipped to our customers;
- the timing and execution of government development projects;
- timing variability in product introductions, enhancements, services and technologies by us and our competitors and market acceptance of these new or enhanced products, services and technologies;
- different capital expenditure and budget cycles for our customers, which affect the timing of their spending;
- our ability to obtain export licenses for our products on a timely basis or at all;
- changes in tariffs imposed by the U.S., China and other foreign governments;
- the rate at which our present and future customers and end users adopt our technologies;
- the gain or loss of a key customer;
- product or customer mix;
- competitive pricing pressures and new market entrants;
- our ability to manage our inventory levels and any write-downs for excess or obsolete inventory;
- our ability to collect outstanding accounts receivable balances;
- changes in the amount and timing of our operating costs;
- impairment of values for goodwill, intangibles and other long-lived assets;
- foreign currency fluctuations;
- the impact of public health crises, geopolitical events and macroeconomic conditions on our business, results of operations and financial condition;
- changes in jurisdictional income mix and tax rules and regulations in countries where we operate; and
- economic and market conditions in a particular geography or country.

A substantial portion of our operating expenses are fixed for the short-term, and as a result, fluctuations in revenues or unanticipated expenses can have a material and immediate impact on our profitability. In addition, we often recognize a substantial portion of our revenues in the last month of each fiscal quarter. We also base our manufacturing on our forecasted product mix for the quarter. If the actual product mix varies significantly from our forecast, we may not be able to fill some orders during that quarter, which would result in delays in the shipment of our products. Accordingly, variations in timing of sales, particularly for our higher priced, higher margin products, can cause significant fluctuations in quarterly results of operations.

Due to these and other factors, particularly varying product mix from quarter to quarter, we believe that quarter-to-quarter and year-to-year comparisons of our historical results of operations may not be meaningful. You should not rely on our results for any quarter or year as an indication of our future performance.

We use estimates when accounting for certain fixed price contracts and any changes in such estimates could have an adverse effect on our earnings and overall financial performance.

Revenues and profits on some of our fixed price defense contracts may be recognized on an over-time basis. Contract accounting requires judgment of these contracts relative to assessing risks, estimating contract revenues and costs, and making assumptions for project schedule and technical issues. We calculate the percent complete under the contract and apply the percentage to determine revenues earned and the appropriate portion of total estimated costs. Accordingly, purchase price and cost estimates are reviewed periodically as the work progresses, and adjustments proportionate to the percentage complete are reflected in the period when such estimates are revised. As part of this process, we review information including, but not limited to, key contract terms and conditions, project schedule, progress towards completion and identified risks and opportunities. The risks and opportunities include judgments about the ability and cost to achieve the contract milestones and other technical contract requirements. To the extent that any adjustments are required as part of this process and result in a reduction or elimination of previously reported earnings, we would have to recognize a charge against current earnings, which could have a significant adverse effect upon the profitability of one or more of the affected contracts, future period financial reporting and performance, depending on the size of the contract or the adjustment.

Our agreements with the U.S. government and suppliers to the U.S. government subject us to particular risks.

We must comply with and are affected by laws and regulations relating to the award, administration and performance of U.S. government contracts. These laws and regulations impose terms or rights that are often more favorable to the government than those typically available to commercial parties in negotiated transactions. For example, the U.S. government may terminate any of our government contracts and, in general, subcontracts, at their convenience, as well as for default. Additionally, changes in government spending could have adverse consequences on our financial position, results of operations and business. The funding of our contracts is subject to the overall U.S. government budget and appropriation decisions and processes, which are driven by numerous factors, including geopolitical events and macroeconomic conditions. The U.S. government contracting party may require us to increase or decrease production of certain solutions sold to the U.S. government, or to prioritize deliveries to the U.S. government due to changes in U.S. national security strategy and/or priorities or other reasons, which could adversely impact production and delivery of other products or sales to other customers. In addition, the U.S. government retains rights to intellectual property developed in connection with a government contract. The U.S. government could exercise these rights in certain circumstances in the future, which could have the effect of decreasing the benefit we are able to realize commercially from such intellectual property.

U.S. government agencies routinely audit and investigate government contractors and can decrease or withhold certain payments when it deems systems subject to its review to be inadequate. Additionally, any costs found to be misclassified may be subject to repayment. We have unaudited and unsettled incurred cost claims related to past years, which places risk on our ability to issue final billings on contracts for which authorized and appropriated funds may be expiring. If an audit or investigation uncovers improper or illegal activities or if we fail to comply with government contracting laws, regulations and contract requirements, we may be subject to civil or criminal penalties and administrative sanctions, including reductions of the value of contracts, contract modifications or terminations, forfeiture of profits, suspension of payments, penalties, fines and suspension, or prohibition from doing business with the U.S. government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us. Similar government oversight exists in most other countries where we conduct business. Any such imposition of penalties, or the loss of such government contracts, could materially adversely affect our business, financial condition, results of operations and growth prospects. Responding to any investigation or action relating to government contracts could result in a significant diversion of management's attention and resources and significant defense costs and other professional fees.

Our inability to manage risks associated with our international customers and operations could materially adversely affect our business.

Our foreign operations and revenues are subject to a number of risks, including the impact of various macroeconomic conditions, unexpected changes in regulatory requirements, certification requirements and environmental and other regulations; reduced protection for intellectual property rights in some countries; potentially adverse tax consequences; political and economic instability; import/export regulations, tariffs and trade barriers; compliance with applicable United States and foreign anti-corruption laws; cultural and management differences; reliance in some jurisdictions on third-party revenues from channel partners; preference for locally produced products; supply chain, shipping, and other logistics complications; and longer accounts receivable collection periods. In particular, the economic, political, legal, and regulatory climate in China, both nationally and regionally, is fluid and unpredictable, and operating in China exposes us to related risks that could materially adversely impact our business.

Our business could also be impacted by international conflicts, terrorist and military activity, civil unrest and public health crisis, which could cause a slowdown in customer orders, lengthen sales cycles, cause customer order cancellations or negatively impact availability of supplies or limit our ability to produce or timely service our installed base of products. Political, economic and monetary instability and changes in governmental regulations or policies, including trade tariffs and protectionism, could materially adversely affect both our ability to effectively operate our foreign offices and the ability of our foreign suppliers to supply us with required materials or services. Any interruption or delay in the supply of our required components, products, materials or services, or our inability to obtain these components, materials, products or services from alternate sources at acceptable prices and within a reasonable amount of time, could impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders. Our failure to manage the foregoing risks associated with our existing and potential future international business operations could materially adversely affect our business, financial condition, results of operations and growth prospects.

We are exposed to foreign currency risk, which may materially adversely affect our revenues, cost of revenues and operating margins and could result in exchange losses.

Our international operations are significant to our revenues and profitability. While we report our financial results in U.S. dollars, we incur certain costs in other currencies, and have certain foreign currency denominated assets and liabilities. We, therefore, face exposure to fluctuations in currency exchange rates. Significant fluctuations in exchange rates between the U.S. dollar and foreign currencies may adversely affect our revenues and earnings.

Risks Related to Litigation, Taxation and Regulatory Compliance

We are subject to governmental export and import controls that could subject us to liability, impair our ability to compete and otherwise adversely affect our business, financial condition, results of operations and growth prospects.

The United States and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of certain products, technologies, and software. For example, the U.S. government has continued to expand controls restricting the ability to send certain products and technology related to lasers, semiconductors, semiconductor manufacturing and supercomputing to and within China and additional destinations. These expanded controls include imposing additional licensing requirements on exports, re-exports, and transfers of certain integrated circuits (ICs) and products containing those circuits to and within China and additional destinations. In many cases, these licenses are subject to a policy of denial. Proposed regulations would impose a worldwide licensing requirement on certain ICs and computing resources that are used for training of AI models. In addition, the U.S. government also continues to add additional entities in China and elsewhere to restricted party lists impacting the ability of U.S. companies to provide products and technology to these entities. These controls may impact our ability to export certain products and technology to China and other destinations and restrict our ability to use certain ICs in our products.

It is also possible that the Chinese government will retaliate in ways that could impact our business. For example, China has announced export license requirements on certain materials used in, among other things, the production of semiconductors, optical components, and other electronic devices including germanium and gallium. China also has announced a new export control regime.

Additionally, these restrictions could disrupt the ability of China to produce semiconductors and other electronics and impact our ability to source components from China. These restrictions could impact the cost of components or inputs used to produce our products.

We must export our products in compliance with U.S. export controls, and we may not always be successful in obtaining necessary export licenses. Denials of export licenses or limitations imposed by these laws on our ability to export or sell our products, may harm our international and domestic revenues. Furthermore, noncompliance with these laws could have negative consequences, including government investigations, penalties and reputational harm. Any failure to adequately comply with these laws could result in civil fines or suspension or loss of our export privileges, as well as substantial expense and diversion of management resources and attention, any of which could materially adversely affect our business, financial condition, results of operations and growth prospects.

We are subject to anti-corruption and anti-bribery laws and anti-money laundering laws and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to U.S. and foreign anti-corruption and anti-bribery laws, such as the Foreign Corrupt Practices Act of 1977 (FCPA), and anti-money laundering laws and similar laws. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies and their employees, agents, representatives, business partners and third-party intermediaries from promising, authorizing, making, offering, soliciting or accepting improper payments or other benefits to or from persons in the public and private sectors. We sometimes leverage third parties to sell our products and conduct our business abroad. We, our employees, agents, representatives, business partners and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of our employees, agents, representatives, business partners and third-party intermediaries, even if we do not explicitly authorize or have actual knowledge of such activities. Our operations and sales in China, India, Brazil, and the Middle East in particular, as well as other countries, increases our risks under these laws.

These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with these laws, we cannot assure you that our employees, agents, representatives, business partners and third-parties intermediaries will not take actions that violate our policies or applicable law, for which we may ultimately be held liable.

Any allegations or violation of the FCPA or other applicable anti-bribery and anti-corruption laws and anti-money laundering laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from government contracts, all of which may have an adverse effect on our business, reputation, financial condition, results of operations and growth prospects. In addition, responding to any investigation or action will likely result in a significant diversion of management's attention and resources and significant defense and compliance costs and other professional fees.

We could be subject to additional income tax liabilities.

We are subject to income taxes in the United States and certain foreign jurisdictions. Significant judgment is required in evaluating our worldwide provision for income taxes. During the ordinary course of business, there are many transactions for which the ultimate tax determination is uncertain. We are subject to audit in various jurisdictions, and such jurisdictions may assess additional income tax against us. Although we believe our tax determinations are proper, the final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. The results of an audit or litigation could have a material adverse effect on our operating results or cash flows in the period or periods for which that determination is made.

Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. If relevant taxing authorities were to disagree with our determinations as to the income and expenses attributable to specific jurisdictions, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. There can be no assurances that our reserves would be adequate to cover such a contingency.

Changes in tax laws could have a material adverse effect on our business, cash flow, results of operations or financial conditions.

We are subject to the tax laws, regulations, and policies of several taxing jurisdictions. Changes in tax laws, as well as other factors, could cause us to experience fluctuations in our tax obligations and effective tax rates and otherwise adversely affect our tax positions and/or our tax liabilities. For example, in August 2022 the United States enacted the Inflation Reduction Act of 2022, which imposes a 1% excise tax on stock buybacks, which could affect our common stock repurchase plan, and a 15% alternative minimum tax on adjusted financial statement income. Furthermore, beginning in 2022, the Internal Revenue Code of 1986, as amended (the "Code"), eliminates the right to deduct research and development expenditures currently and requires taxpayers to capitalize and amortize U.S. and foreign research and development expenditures over five and fifteen tax years, respectively.

Many countries, and organizations such as the Organization for Economic Cooperation and Development, have enacted or proposed changes to existing tax laws, including a proposed 15% global minimum tax. Any of these developments or changes in U.S. federal, state, or international tax laws or tax rulings could adversely affect our effective tax rate and our operating results. There can be no assurance that our effective tax rates or tax payments will not be adversely affected by these or other developments or changes in law.

We are subject to various environmental laws and regulations that could impose substantial costs upon us and may materially adversely affect our business, financial condition, results of operations and growth prospects.

We are subject to a variety of federal, state, local and foreign environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process or requiring design changes or recycling of products we manufacture. We could incur costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims, or could be required to incur substantial investigation or remediation costs, if we were to violate or become liable under environmental laws. Compliance with current or future environmental laws and regulations could restrict our ability to expand our facilities or require us to acquire additional expensive equipment, modify our manufacturing processes or incur other significant expenses in order to remain in compliance with such laws and regulations.

Privacy and data security concerns, and data collection and transfer restrictions and related domestic or foreign regulations may limit the use and adoption of our solutions and adversely affect our business.

Personal privacy, information security and data protection are significant issues in the United States, Europe, and many other jurisdictions where we have operations or offer our products. The United States federal and various state and foreign governments have adopted or proposed requirements regarding the collection, distribution, use, security and storage of personal data and other data relating to individuals, and federal and state consumer protection laws are being applied to enforce regulations related to the online collection, use and dissemination of data.

Further, many foreign countries and governmental bodies, including the European Union (EU) and China, have laws and regulations concerning the collection and use of personal data obtained from their residents or by businesses operating within their jurisdiction, or relating to cybersecurity. These laws and regulations often are more restrictive than those in the United States. These and other requirements, including future requirements resulting from new or changed laws or regulations or modifications in the interpretation of laws or regulations, could require us to modify our policies and practices, increase our costs, impair our ability to grow our business, or restrict our ability to store and process data, and may subject us to liability.

The costs of compliance with and other burdens imposed by laws, regulations, standards and other actual or asserted obligations relating to privacy, data protection and information security may be substantial, and they may require us to modify our data processing practices and policies. Any actual or alleged noncompliance with any of these laws, regulations, standards, and other actual or asserted obligations may lead to claims and proceedings by governmental actors and private parties, and significant fines, penalties or liabilities.

We may become involved in claims, lawsuits, government investigations, other legal or regulatory proceedings, or commercial or contractual disputes, any of which could harm our business, financial condition, results of operations and growth prospects.

From time to time, we may become involved in various claims, lawsuits, government investigations, other legal or regulatory proceedings, or commercial or contractual disputes relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, contractual, product liability, employment, class action, whistleblower and other litigation and claims, commercial or contractual disputes, and governmental and other regulatory investigations and proceedings. Such matters, regardless of their merits, can be time-consuming, divert management's attention and resources, cause us to incur significant expenses or liability, cause us to enter into royalty or licensing arrangements, harm our reputation or require us to change our technology or business practices. In addition, the expense of litigation or other forms of dispute resolution or settlement, and the timing of this expense from period to period, is difficult to estimate, subject to change and could adversely affect our business, financial condition, results of operations and growth prospects. Because of the potential risks, expenses and uncertainties of litigation, investigations and disputes, we may, from time to time, agree to settle even where we have meritorious claims or defenses. The results of litigation, investigations, claims, regulatory proceedings and commercial or contractual disputes cannot be predicted with certainty, and determining reserves for such matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if such matters are resolved in our favor or without significant cash settlements, such matters, and the time and resources necessary to litigate or resolve them, could harm our reputation, business, financial condition, results of operations and growth prospects.

If we are unable to protect our proprietary technology and intellectual property rights, our competitive position could be harmed and our results of operations could be materially adversely affected.

We rely on a variety of intellectual property rights, including patents, trademarks, trade secrets, technical know-how and other unpatented proprietary information to protect our technologies, products, product development and manufacturing activities from unauthorized use by third parties. Our patents do not cover all of our technologies, systems, products and product components and our competitors or others may design around our patented technologies. We cannot guarantee we have entered into appropriate agreements with all parties that have had access to our trade secrets, know-how or other proprietary information to adequately protect all such information. We also cannot assure you that those agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Our trade secrets, know-how or other proprietary information could be obtained by third parties as a result of breaches of our physical or electronic security systems or our suppliers, employees or consultants could assert rights to our intellectual property.

We have significant international operations and we are subject to foreign laws which differ in many respects from U.S. laws. Effective intellectual property protection may be unavailable or more limited in foreign jurisdictions in

16

which we operate, such as China, relative to those protections available in the United States. Furthermore, any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may materially adversely affect our ability to enforce our trade secret and intellectual property positions. In the past, certain of our employees have been hired by our competitors. While these former employees are contractually prohibited from misappropriating our proprietary rights, we cannot be certain that such contractual obligations will be honored. If we detect misappropriation and decide to enforce such contractual obligations and pursue litigation to assert our intellectual property rights, an adverse decision in any legal action could limit our ability to assert our intellectual property rights, limit the value of our technology or otherwise materially adversely affect our business, financial condition or results of operations.

Monitoring unauthorized use of our intellectual property is difficult and costly. Unauthorized use of our intellectual property may have already occurred or may occur in the future. Our failure to identify unauthorized use or otherwise adequately protect our intellectual property could jeopardize our competitive advantage and materially adversely affect our business. Moreover, any litigation in connection with unauthorized use of our intellectual property could be time consuming, and we could be forced to incur significant costs and divert our attention and the efforts of our employees, which could, in turn, result in lower revenues and higher expenses, and we may not be successful in enforcing our intellectual property rights.

Intellectual property claims could result in costly litigation and harm our business.

There has been significant litigation involving intellectual property rights in many technology-driven industries, including our own. We continue to face risks and uncertainties in connection with any patent litigation, including the risk that patents issued to others may restrict and harm our ability to do business; that there could be existing patents or pending applications of which we are unaware that may later result in issued patents upon which our products may infringe. Moreover, the frequency with which new patents are granted and the diversity of jurisdictions in which they are granted make it impractical and expensive for us to monitor all patents that may be relevant to our business. We may also become involved in the defense and prosecution of intellectual property suits, patent interferences, opposition proceedings and other administrative proceedings.

From time to time, we have been notified of allegations and claims that we may be infringing patents or otherwise violating intellectual property rights owned by third parties. In the future, we may be a party to litigation because of an alleged infringement, misappropriation, or other violation of others' intellectual property, whether through direct claims or by way of indemnification claims of our customers or suppliers. If any pending or future intellectual property-related litigation proceedings result in an adverse outcome, then we could be required to:

- cease the manufacture, use or sale of the infringing products, processes, or technology;
- pay substantial damages for infringement;
- expend significant resources to develop non-infringing products, processes, or technology;
- license technology from the party claiming infringement, which license may not be available on commercially reasonable terms, or at all;
- cross-license our technology to a competitor or commit to covenant-not-to-sue to resolve an infringement claim, which could weaken our ability to compete with that competitor; or
- pay substantial damages to our direct or indirect customers to cause our end users to discontinue their use of, or replace, infringing products with non-infringing products.

In addition, intellectual property lawsuits can be brought by third-parties against our customers and end-users that incorporate our products into their systems or processes. Because we generally indemnify customers against third-party infringement claims relating to our products, we may incur liabilities in connection with lawsuits against our customers. Any such lawsuits could be time-and-resource-consuming to defend, damage our reputation and result in substantial and unanticipated costs. Having to defend any such lawsuits, and any adverse consequences that might arise, could materially adversely affect our business, financial condition, results of operations and growth prospects.

Our ability to use our net operating loss carryforwards and research and development credit carryforwards to offset future taxable income and income taxes may be limited.

As of December 31, 2024, we had estimated U.S. federal and state net operating loss carryforwards (NOLs) of $169.6 million and $52.9 million, respectively, and federal research and development credit carryforwards of $9.9 million, which we may use to reduce future taxable income or income taxes due. Some of the NOLs and U.S.

federal research and development credit carryforwards began expiring in 2022. Insufficient future taxable income and income taxes payable will adversely affect our ability to use these NOLs and credit carryforwards to reduce future taxable income or income taxes due. Our U.S. federal NOLs arising in tax years beginning before January 1, 2018 began expiring in 2023, with the remainder expiring by 2042. Our U.S. federal NOLs arising in tax years beginning after December 31, 2017 are not subject to expiration. Our state NOLs began expiring in 2023, with the remainder expiring by 2042. In general, we may potentially use these NOLs to offset taxable income for U.S. federal and state income tax purposes. Furthermore, U.S. federal NOLs arising in tax years beginning after December 31, 2017 may only be used to offset 80% of our current year taxable income. This may require us to pay U.S. federal income taxes in future years despite generating a loss for U.S. federal income tax purposes in prior years. Limitations under state law may differ. We have established a valuation allowance against the carrying value of these deferred tax assets.

In addition to the potential NOL and U.S. federal research and development credit carryforward limitations noted above, under Sections 382 and 383 of the Code, a corporation that experiences a more than 50% ownership change by one or more stockholders or groups of stockholders who own at least 5% of a company's stock over a three-year testing period is limited in its ability to use its prechange NOLs and other tax assets to offset future taxable income or income taxes. Our existing NOLs and credit carryforwards are subject to limitations arising from previous ownership changes. Our ability to use our NOLs and credit carryforwards could be further limited by Sections 382 and 383 of the Code if we undergo any future ownership change. Future changes in our stock ownership, the causes of which may be outside our control, could result in an ownership change under Section 382 of the Code. Our NOLs and other tax attributes may also be impaired under state law. As a result of these limitations, we may not be able to utilize a material portion of, or possibly any of, our NOLs and credit carryforwards, which could materially adversely affect our cash flows.

Risks Related to Ownership of Our Common Stock

The market price of our common stock may be volatile, and the value of your investment could decline significantly.

The trading price of our common stock has been and is likely to continue to be volatile. Factors that could cause fluctuations in the trading price of our common stock include the following:

- price and volume fluctuations in the overall stock market from time to time;
- changes in operating performance, stock market valuations and volatility in the market prices of other technology companies generally, or those in our industry in particular;
- actual or anticipated quarterly variations in our results of operations or those of our competitors;
- actual or anticipated changes in our growth rate relative to our competitors;
- announcements by us or our competitors of acquisitions, new products, significant contracts, commercial relationships or capital commitments;
- manufacturing, labor or supply interruptions;
- developments with respect to intellectual property rights;
- our ability to develop and market new and enhanced products on a timely basis;
- commencement of, or our involvement in, litigation;
- major changes in our Board of Directors, management or key personnel;
- changes in governmental regulations or in the status of our regulatory approvals;
- actual or perceived privacy, data protection or cybersecurity breaches or incidents;
- the trading volume of our stock;
- any future sales or repurchases of our common stock or other securities, or the perception that these sales or repurchases could occur;
- failure of financial analysts to maintain coverage of us, changes in financial estimates by any analysts who follow our company or our failure to meet these estimates or the expectations of investors;
- spending on defense-related projects by the U.S. government;
- the impact of public health crises, geopolitical events and macroeconomic conditions on our business, results of operations and financial condition;
- fluctuations in the values of companies perceived by investors to be comparable to us;
- the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections; and
- general economic conditions and slow or negative growth of related markets.

The stock market in general, and market prices for the securities of technology companies like ours in particular, have from time to time experienced volatility that often has been unrelated to the operating performance of the underlying companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance, which might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. In several recent situations when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, the defense and disposition of the lawsuit could be costly and divert the time and attention of our management and materially adversely affect our results of operations.

Delaware and Washington law and provisions in our charter documents could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock*.*

Provisions of our certificate of incorporation and bylaws could depress the trading price of our common stock by acting to discourage, delay or prevent a change in our control or management that our stockholders may deem advantageous. Among other things, our certificate of incorporation and bylaws:

- permit the Board of Directors to issue up to five million shares of preferred stock, with any rights, preferences and privileges as they may designate;
- provide that the authorized number of directors may be changed only by resolution of the Board of Directors;
- provide that all vacancies on our Board of Directors may only be filled by our Board of Directors and not by stockholders;
- divide the Board of Directors into three classes;
- provide that a director may only be removed from the Board of Directors by the stockholders for cause;
- require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be taken by written consent;
- provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and meet specific requirements as to the form and content of a stockholder's notice;
- prohibit cumulative voting;
- provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer (or president, in the absence of a chief executive officer) or by the Board of Directors; and
- provide that stockholders will be permitted to amend our certificate of incorporation and our bylaws only upon receiving at least two-thirds of the total votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder. Likewise, because our principal executive offices are located in Washington, the anti-takeover provisions of the Washington Business Corporation Act may apply to us under certain circumstances now or in the future. These provisions prohibit a "target corporation" from engaging in any of a broad range of business combinations with any stockholder constituting an "acquiring person" for a period of five years following the date on which the stockholder became an "acquiring person."

The exclusive forum provisions of our bylaws could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, stockholders or employees.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, stockholders, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware), except for any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction. This provision does not apply to any action brought to enforce a duty or liability created by the Exchange Act and the rules and regulations thereunder.

Section 22 of the Securities Act establishes concurrent jurisdiction for federal and state courts over Securities Act claims. Accordingly, both state and federal courts have jurisdiction to hear such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our bylaws also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States are the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our current or former directors, officers, stockholders or other employees, which may discourage such lawsuits against us and our current and former directors, officers, stockholders and other employees. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.

Further, the enforceability of similar exclusive forum provisions in other companies' organizational documents has been challenged in legal proceedings, and it is possible that a court of law could rule that these types of provisions are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find either exclusive forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur significant additional costs associated with resolving such action in other jurisdictions, all of which could harm our results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

We are committed to maintaining robust governance and oversight of our information technology and security systems to maintain our facilities' physical security and to protect the security of proprietary and confidential information, including that of our customers, suppliers and employees. Information about information technology and security risks we face is discussed in Item 1A of Part I, "Risk Factors," under the heading "*A breach of our information technology and security systems could materially adversely affect our business*."

As part of our overall risk management process, we conduct an annual assessment of information systems and organizational assets, as well as periodic vulnerability scanning, penetration testing, security audits, and ongoing risk assessments. We also maintain incident response plans that are utilized when incidents are detected. We require employees with access to information systems, including all corporate employees, to undertake data protection and cybersecurity training and compliance programs annually. We use processes to oversee and identify material risks from cybersecurity threats associated with our use of third-party technology and systems. In addition to our in-house cybersecurity capabilities, at times we also engage assessors, consultants, auditors, or other third parties to assist with assessing, identifying, and managing cybersecurity risks.

While we, like any technology-dependent company operating in the current environment, have experienced cybersecurity incidents in the past, we have not, as of the date of this Form 10-K, experienced a cybersecurity threat or incident that resulted in a material adverse impact to our business or operations. However, there can be no guarantee that we will not experience such an incident in the future. Such incidents, whether or not successful, could result in, among other things: unfavorable publicity, damage to our reputation, difficulty marketing our products, customer allegations of breach-of-contract, claims and litigation by affected parties, investigations by and other proceedings involving governmental authorities and possible financial liabilities for damages, any of which could materially adversely affect our business, financial condition, reputation and relationships with customers and partners.

Our cybersecurity risks and associated mitigations are evaluated by senior leadership and subject to oversight by the Information Technology and Security Committee of our Board of Directors. Our cybersecurity program is managed by our Senior Director of IT & Information Security, who is a Certified Information Systems Security professional (CISSP) and reports to our Chief Operating Officer. Our Chief Operating Officer and Senior Director of

IT and Information Security provide periodic briefings about our cybersecurity risk management to the Information Technology and Security Committee.

ITEM 2. PROPERTIES

Our principal facilities are owned or leased and include the following:

Location	Lease Expiration	Approximate Size (sq. ft.)	Primary Functions	Segment(s)
Camas, Washington	Owned	164,600	Corporate headquarters, manufacturing and distribution, product design, research and development, sales, marketing and administration	Laser Products, Advanced Development
Vancouver, Washington	November 30, 2024 - May 31, 2035	92,400	Manufacturing and distribution, product design, research and development, service and repair, and administration	Laser Products, Advanced Development
Hillsboro, Oregon	January 31, 2033	30,200	Manufacturing and distribution, and product design	Laser Products
Longmont, Colorado	July 31, 2028 - February 28, 2029	62,600	Research and development	Advanced Development
Lohja, Finland	March 31, 2025	31,800	Manufacturing and distribution, product design, research and development and administration	Laser Products
Shanghai, China	January 31, 2025 - November 30, 2025	66,500	Sales and administration, service and repair, product design, research and development	Laser Products

ITEM 3. LEGAL PROCEEDINGS

For a description of our material pending legal proceedings, see Note 12, Commitments and Contingencies, of Notes to our Consolidated Financial Statements included elsewhere in this report.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

21

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Information About Our Common Stock

Our common stock is listed on the Nasdaq Global Select Market under the symbol "LASR." As of February 26, 2025, there were 87 registered holders of record of our common stock.

Repurchase of Common Stock

In November 2019, our Board of Directors authorized a program to repurchase up to $10 million of our outstanding common stock. During the year ended December 31, 2024, we did not repurchase any shares and, as of December 31, 2024, $10 million remained available for future repurchases.

Stock Performance Graph

The following graph compares the cumulative total stockholder return on our common stock with the Nasdaq Composite Index, the Russell 2000 Index, and the S&P 600 Technology Hardware & Equipment Industry Group Index. The graph covers the period from December 31, 2019 through December 31, 2024. No cash dividends have been declared on shares of our common stock. This graph assumes that the value of the investment in our common stock and each index (including reinvestment of dividends) was $100 on December 31, 2019.



The stock price performance shown on the graph above is not necessarily indicative of future price performance. Information used in the graph was obtained from the Nasdaq Global Select Market, a source believed to be reliable, but we are not responsible for any errors or omissions in such information.

The graph above shall not be deemed "filed" with the SEC for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by us with the SEC, regardless of any general incorporation language in such filing.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by the following words: "ability," "anticipate," "attempt," "believe," "can be," "continue," "could," "depend," "enable," "estimate," "expect," "extend," "grow," "if," "intend," "likely," "may," "objective," "ongoing," "plan," "possible," "potential," "predict," "project," "propose," "rely," "should," "target," "will," "would" or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

These statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements include, but are not limited to, statements about: our business model and strategic plans; our expectations regarding manufacturing; our future financial performance; demand for our semiconductor and fiber laser solutions; our ability to develop innovative products; our expectations regarding product volumes and the introduction of new products; our technology and new product research and development activities; the impact of new import and export controls; the impact of inflation; the impact of seasonality; the effect on our business of litigation to which we are or may become a party; and the sufficiency of our existing liquidity sources to meet our cash needs.

You should refer to the "Risk Factors" section of this report for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this report will prove to be accurate. In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this report, which although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview

nLIGHT, Inc., headquartered in Camas, Washington, is a leading provider of high-power semiconductor and fiber lasers for industrial, microfabrication, and aerospace and defense applications.

We operate in two reportable segments consisting of the Laser Products segment and the Advanced Development segment.

Revenues decreased to $198.5 million in the year ended December 31, 2024 compared to $209.9 million in 2023 due to a decrease in sales in the Laser Products segment that was partially offset by an increase in sales in the Advanced Development segment. We generated a net loss of $60.8 million for the year ended December 31, 2024 compared to a net loss of $41.7 million in 2023.

Factors Affecting Our Performance

Demand for our Products and Solutions

Our revenue depends largely on market conditions, competitive pressure, and achievement of design wins. We consider a design win to occur when a customer notifies us that it has selected one of our products to be incorporated into a product or system under development by such customer. In the Aerospace and Defense market, our business also depends in large part on continued investment in laser technology by the U.S. government and its allies, and our ability to continue to successfully develop leading technology in this area and commercialize that technology in the future.

Demand for our products also fluctuates based on market cycles, continuously evolving industry supply chains, trade and tariff terms, as well as evolving competitive dynamics in each of our end-markets. Erosion of average selling prices, or ASPs, of established products is typical in our industry, and the ASPs of our products generally decrease as our products mature. We may also negotiate discounted selling prices from time to time with certain customers that purchase higher volumes, or to penetrate new markets or applications.

Technology and New Product Development

We invest heavily in the development of our semiconductor, fiber laser, directed energy, and laser-sensing technologies to provide solutions to our current and future customers. We anticipate that we will continue to invest in research and development to achieve our technology and product roadmap. Our product development is targeted to specific sectors of the market where we believe the performance of our products provides a significant benefit to our customers. We believe our close coordination with our customers regarding their future product requirements enhances the efficiency of our research and development expenditures.

Manufacturing Costs and Gross Margins

Product gross profit, in absolute dollars and gross margin, may fluctuate from period to period based on product sales mix, sales volumes, changes in ASPs, production volumes, the corresponding absorption of manufacturing overhead expenses, the cost of purchased materials, production costs and manufacturing yields. Product sales mix can affect gross profits due to variations in profitability related to product configurations and cost profiles, customer volume pricing, availability of competitive products in various markets, and new product introductions, among other factors. Even though certain of our products are built offshore by contract manufacturers, capacity utilization affects gross margin because of the fixed cost associated with our U.S.-based manufacturing capabilities. Change in sales and production volumes impact absorption of fixed costs, manufacturing efficiencies and production costs.

Our Development gross profit varies with the type and terms of contracts, contract volume, project mix, changes in the estimated cost of projects at completion, and successful execution on projects during the period. Most of our Development contracts have historically been structured as cost plus fixed fee due to the technical complexity of the research and development services, but we also perform work under fixed price contracts where gross margin can change from period to period based on the estimated cost of the project at completion.

Seasonality

Our quarterly revenues can fluctuate with general economic trends, the timing of capital expenditures by our customers, holidays, and general economic trends. In addition, as is typical in our industry, we tend to recognize a larger percentage of our quarterly revenues in the last month of the quarter, which may impact our working capital trends.

Results of Operations

The following table sets forth our operating results as a percentage of revenues for the periods indicated (which may not add up due to rounding):

	Year Ended December 31,		
	2024	2023	2022
Revenue:			
Products	68.8 %	74.6 %	79.6 %
Development	31.2	25.4	20.4
Total revenue	100.0	100.0	100.0
Cost of revenue:			
Products	54.4	54.4	60.0
Development	29.0	23.6	19.0
Total cost of revenue	83.4	78.0	79.0
Gross profit	16.6	22.0	21.0
Operating expenses:			
Research and development	22.7	22.0	22.2
Sales, general and administrative	24.8	21.8	19.9
Restructuring	2.2	0.4	1.6
Total operating expenses	49.7	44.2	43.8
Loss from operations	(33.1)	(22.2)	(22.8)
Other income (expense):			
Interest income, net	0.9	0.5	0.2
Other income, net	1.6	1.3	0.1
Loss before income taxes	(30.6)	(20.4)	(22.4)
Income tax (benefit) expense	—	(0.5)	0.1
Net loss	(30.6)%	(19.9)%	(22.5)%

Revenues by End Market

Our revenues by end market were as follows (dollars in thousands):

	Year Ended December 31,				Change	
	2024	% of Revenue	2023	% of Revenue	Amount	%
Industrial	$ 45,615	23.0 %	$ 71,044	33.8 %	$ (25,429)	(35.8)%
Microfabrication	43,393	21.8	47,483	22.6	(4,090)	(8.6)
Aerospace and Defense	109,540	55.2	91,394	43.6	18,146	19.9
	$ 198,548	100.0 %	$ 209,921	100.0 %	$ (11,373)	(5.4)%

	Year Ended December 31,				Change	
	2023	% of Revenue	2022	% of Revenue	Amount	%
Industrial	$ 71,044	33.8 %	$ 91,098	37.6 %	$ (20,054)	(22.0)%
Microfabrication	47,483	22.6	62,769	25.9	(15,286)	(24.4)
Aerospace and Defense	91,394	43.6	88,191	36.4	3,203	3.6
	$ 209,921	100.0 %	$ 242,058	100.0 %	$ (32,137)	(13.3)%

The decrease in Industrial market revenue for 2024 compared to 2023 was primarily the result of decreased unit sales across all regions due to deteriorating market conditions and lower customer demand in cutting and additive manufacturing. The decrease in Microfabrication market revenue for 2024 compared to 2023 was primarily attributable to decreased unit sales of semiconductor lasers in EMEA[1] and Asia Pacific, offset partially by increased unit sales in North America. The increase in Aerospace and Defense market revenue for 2024 compared to 2023 was the result of increased unit sales of products due to higher demand, an increase in ASPs, and increased development revenue from development contracts awarded primarily in the second half of 2023.

The decreases in Industrial and Microfabrication market revenue for 2023 compared to 2022 were the result of decreased unit sales across all regions due primarily to lower customer demand and deteriorating market conditions. The increase in Aerospace and Defense market revenue in 2023 compared to 2022 was driven by new development contracts, offset partially by a decrease in product sales.

Revenues by Segment

Our revenues by segment were as follows (dollars in thousands):

| | Year Ended December 31, | | | | Change | |
	2024	% of Revenue	2023	% of Revenue	Amount	%
Laser Products	$ 136,659	68.8 %	$ 156,666	74.6 %	$ (20,007)	(12.8)%
Advanced Development	61,889	31.2	53,255	25.4	8,634	16.2
	$ 198,548	100.0 %	$ 209,921	100.0 %	$ (11,373)	(5.4)%

| | Year Ended December 31, | | | | Change | |
	2023	% of Revenue	2022	% of Revenue	Amount	%
Laser Products	$ 156,666	74.6 %	$ 192,658	79.6 %	$ (35,992)	(18.7)%
Advanced Development	53,255	25.4	49,400	20.4	3,855	7.8
	$ 209,921	100.0 %	$ 242,058	100.0 %	$ (32,137)	(13.3)%

The decrease in Laser Products revenue for 2024 compared to 2023 was driven by decreased sales to both the Industrial and Microfabrication markets as discussed above, offset partially by increased sales to the Aerospace and Defense market. The increase in Advanced Development revenue for 2024 compared to 2023 was the result of increased activity on development contracts awarded primarily in the second half of 2023. All Advanced Development revenue is included in the Aerospace and Defense market.

The decrease in Laser Products revenue for 2023 compared to 2022 was primarily due to decreased units sales to the Industrial and Microfabrication markets as discussed above. The increase in Advanced Development revenue was driven by new development contracts. Most of our Advanced Development revenue in 2023 was generated from cost plus fixed fee development contracts, and all Advanced Development revenue is included in the Aerospace and Defense market.

Revenues by Geographic Region

Our revenues by geographic region were as follows (dollars in thousands):

| | Year Ended December 31, | | | | Change | |
	2024	% of Revenue	2023	% of Revenue	Amount	%
North America	$ 132,812	66.9 %	$ 129,311	61.6 %	$ 3,501	2.7 %
Asia Pacific	38,137	19.2	45,765	21.8	(7,628)	(16.7)
EMEA[1]	27,599	13.9	34,845	16.6	(7,246)	(20.8)
	$ 198,548	100.0 %	$ 209,921	100.0 %	$ (11,373)	(5.4)%

[1] EMEA consists of Europe, the Middle East, and Africa.

	Year Ended December 31,				Change	
	2023	% of Revenue	2022	% of Revenue	Amount	%
North America	$ 129,311	61.6 %	$ 137,454	56.8 %	$ (8,143)	(5.9)%
Asia Pacific	45,765	21.8	67,315	27.8	(21,550)	(32.0)
EMEA	34,845	16.6	37,289	15.4	(2,444)	(6.6)
	$ 209,921	100.0 %	$ 242,058	100.0 %	$ (32,137)	(13.3)%

Geographic revenue information is based on the location to which we deliver our products and services.

The increase in North America revenue for 2024 compared to 2023 was the result of increased revenue from the Aerospace and Defense market and Microfabrication market, partially offset by decreased revenue from the Industrial market. The decrease in Asia Pacific revenue for 2024 compared to 2023 was the result of decreased revenue from all end markets. The decrease in EMEA revenue for 2024 compared to 2023 was the result of decreased revenue from the Industrial and Microfabrication markets, offset partially by increased revenue from the Aerospace and Defense market.

The decrease in North America revenue for 2023 compared to 2022 was the result of decreased revenue from the Industrial and Microfabrication markets, partially offset by an increase in revenue from the Aerospace and Defense market. The decrease in Asia Pacific and EMEA revenue for 2023 compared to 2022 was driven by decreases in revenue from the Industrial and Microfabrication markets as discussed above.

Cost of Revenues and Gross Margin

Cost of Laser Products revenue consists primarily of manufacturing materials, labor, shipping and handling costs, tariffs and manufacturing-related overhead. We order materials and supplies based on backlog and forecasted customer orders. We expense all warranty costs and inventory provisions as cost of revenues. Cost of Advanced Development revenue consists of materials, labor, subcontracting costs, and an allocation of indirect costs including overhead and general and administrative.

Our gross profit and gross margin were as follows (dollars in thousands):

	Year Ended December 31, 2024			
	Laser Products	Advanced Development	Corporate and Other	Total
Gross profit	$ 31,094	$ 4,363	$ (2,438)	$ 33,019
Gross margin	22.8 %	7.0 %	NM*	16.6 %

	Year Ended December 31, 2023			
	Laser Products	Advanced Development	Corporate and Other	Total
Gross profit	$ 44,891	$ 3,628	$ (2,406)	$ 46,113
Gross margin	28.7 %	6.8 %	NM*	22.0 %

	Year Ended December 31, 2022			
	Laser Products	Advanced Development	Corporate and Other	Total
Gross profit	$ 50,063	$ 3,435	$ (2,677)	$ 50,821
Gross margin	26.0 %	7.0 %	NM*	21.0 %

*NM - Not meaningful.

The decrease in Laser Products gross margin for 2024 compared to 2023 was driven by the impact of lower sales and production volumes on fixed manufacturing costs due to the decrease in overall customer demand and inventory charges related to products for the Industrial market in the fourth quarter of 2024, offset partially by positive changes in sales mix. The increase in Advanced Development gross margin for 2024 compared to 2023 was not significant and was primarily the result of changes in the composition of research and development contracts.

The increase in Laser Products gross margin for 2023 compared to 2022 was driven by a decrease in direct labor and other variable manufacturing costs, and a decrease in manufacturing variances, partially offset by the impact of lower production volumes on fixed manufacturing costs due to the decrease in customer demand. Manufacturing variances in 2022 included inventory charges related to business restructuring and the discontinuation of certain product lines in the fourth quarter of 2022. The decrease in Advanced Development gross margin for 2023 compared to 2022 was not significant and was primarily the result of changes in the composition of research and development contracts.

Operating Expenses

Our operating expenses were as follows (dollars in thousands):

Research and Development

| | Year Ended December 31, | | Change | |
	2024	2023	Amount	%
Research and development	$ 45,107	$ 46,163	$ (1,056)	(2.3)

| | Year Ended December 31, | | Change | |
	2023	2022	Amount	%
Research and development	$ 46,163	$ 53,773	$ (7,610)	(14.2)

The decrease in research and development expense for 2024 compared to 2023 was driven by a decrease in stock-based compensation of $2.4 million, offset partially by increases in other employee compensation costs and project-related spending.

The decrease in research and development expense for 2023 compared to 2022 was due primarily to decreases in salary costs and project-related expenses, an increase in costs allocated from research and development to development projects, and a decrease in stock-based compensation of $1.8 million.

Sales, General and Administrative

| | Year Ended December 31, | | Change | |
	2024	2023	Amount	%
Sales, general, and administrative	$ 49,257	$ 45,899	$ 3,358	7.3

| | Year Ended December 31, | | Change | |
	2023	2022	Amount	%
Sales, general, and administrative	$ 45,899	$ 48,258	$ (2,359)	(4.9)

The increase in sales, general and administrative expense for 2024 compared to 2023 was primarily due to increases in bad debt expense of $2.3 million and stock-based compensation of $1.5 million. A higher allocation of costs from sales, general and administrative to development projects partially offset the overall increase in sales, general and administrative expense.

The decrease in sales, general and administrative expense for 2023 compared to 2022 was primarily due to a decrease in salary costs and incentive compensation, and an increase in administrative costs allocated from sales, general and administrative to development projects, partially offset by an increase in stock-based compensation of $1.2 million.

Restructuring

Restructuring included the following (in thousands):

| | Year Ended December 31, | | Change | |
	2024	2023	Amount	%
Employee termination costs	$ 4,228	$ 737	$ 3,491	473.7
Other	63	79	(16)	(20)%
	$ 4,291	$ 817	$ 3,474	425.2 %

| | Year Ended December 31, | | Change | |
	2023	2022	Amount	%
Employee termination costs	$ 737	$ 1,271	$ (534)	(42.0)%
Write-off of long-lived assets	—	2,566	(2,566)	(100.0)
Other	79	55	24	43.6
	$ 817	$ 3,892	$ (3,075)	(79.0)%

We implemented restructuring plans in the fourth quarters of 2024 and 2023 which resulted in reductions of headcount primarily in China, including the discontinuation of all manufacturing in China during the fourth quarter of 2024. During the fourth quarter of 2022, we implemented a restructuring plan which included headcount reductions in both the U.S. and China, and the write-down of certain in-process capital equipment projects related to production capacity that were never completed or placed into service.

Interest Income, net

Interest income, net was as follows (in thousands):

| | Year Ended December 31, | | Change | |
	2024	2023	Amount	%
Interest income, net	$ 1,668	$ 1,342	$ 326	24.3

| | Year Ended December 31, | | Change | |
	2023	2022	Amount	%
Interest income, net	$ 1,342	$ 529	$ 813	153.7

The increases in interest income, net for 2024 compared to 2023 and 2023 compared to 2022 were driven by increases in interest rates and the average cash and cash equivalents held in interest-bearing accounts.

Other Income, net

| | Year Ended December 31, | | Change | |
	2024	2023	Amount	%
Other income, net	$ 3,100	$ 2,776	$ 324	11.7

| | Year Ended December 31, | | Change | |
	2023	2022	Amount	%
Other income, net	$ 2,776	$ 338	$ 2,438	721.3

The increases in other income, net, in 2024 compared to 2023 and in 2023 compared to 2022 were driven by realized gains on the sale of marketable securities.

Income Tax Expense (Benefit)

| | Year Ended December 31, | | Change | |
	2024	2023	Amount	%
Income tax benefit	$ (76)	$ (978)	$ 902	92.2

| | Year Ended December 31, | | Change | |
	2023	2022	Amount	%
Income tax expense (benefit)	$ (978)	$ 344	$ (1,322)	(384.3)

We record income tax expense for taxes in our foreign jurisdictions including Finland, Italy, Austria, and South Korea. While our tax expense is largely dependent on the geographic mix of earnings related to our foreign operations, we also record tax expense for uncertain tax positions taken and associated penalties and interest. We consider all available evidence, both positive and negative, in assessing the extent to which a valuation allowance should be applied against our deferred tax assets. Due to the uncertainty with respect to their ultimate realizability, we continue to maintain a full valuation allowance on deferred tax assets in the United States, and a partial valuation allowance in China as of December 31, 2024. Our effective tax rate may vary from period to period based on changes in estimated taxable income or loss by jurisdiction, changes to the valuation allowance, changes to U.S. federal, state or foreign tax laws, future expansion into areas with varying country, state, and local income tax rates and deductibility of certain costs and expenses by jurisdiction.

The income tax benefit in 2024 was the result of a partial valuation allowance release in China during the fourth quarter of 2024, offset partially by income tax expense from other foreign tax jurisdictions. The decrease in overall income tax benefit for 2024 compared to 2023, and decrease in expense for 2023 compared to 2022, was driven by a discrete tax benefit related to expiring statutes of limitations of unrecognized tax positions recorded in the second quarter of 2023.

Liquidity and Capital Resources

Total cash and cash equivalents, restricted cash and marketable securities were $101.0 million and $113.2 million as of December 31, 2024 and 2023, respectively. We had cash and cash equivalents and restricted cash of $66.1 million and $53.5 million as of December 31, 2024 and 2023, respectively, and marketable securities of $34.9 million and $59.7 million as of December 31, 2024 and 2023, respectively.

For the year ended December 31, 2024, our principal uses of liquidity were to fund operating activities, acquire plant and equipment and make tax payments related to stock award issuances. The primary sources of cash were collections from customers and net proceeds from the sale of marketable securities.

We believe our existing sources of liquidity, including sales to customers and our line of credit, will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future capital requirements may vary materially from period to period and will depend on many factors, including the timing and extent of spending on research and development efforts, the expansion of sales and marketing activities, the continuing market acceptance of our products and ongoing investments to support the growth of our business. We may in the future enter into arrangements to acquire or invest in complementary businesses, services, technologies and intellectual property rights. From time to time, we may explore additional financing sources which could include equity, equity-linked and debt financing arrangements.

The following table summarizes our cash flows for the periods presented (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Net cash (used in) provided by operating activities	$ (2,359)	$ 10,091	$ (14,542)
Net cash provided by (used in) investing activities	16,690	(14,100)	(72,381)
Net cash used in financing activities	(1,303)	(859)	(1,306)
Effect of exchange rate changes on cash	(406)	256	(477)
Net increase (decrease) in cash and cash equivalents and restricted cash	$ 12,622	$ (4,612)	$ (88,706)

Net Cash (Used in) Provided by Operating Activities

During the year ended December 31, 2024, net cash used in operating activities was $2.4 million, which was the result of a $60.8 million net loss, offset by cash provided by working capital of $11.9 million and non-cash expenses totaling $46.5 million related primarily to depreciation, amortization, and stock-based compensation. Changes in working capital were driven by an $11.0 million decrease in inventory and a $2.8 million decrease in accounts receivable.

During the year ended December 31, 2023, net cash provided by operating activities was $10.1 million, which was the result of a $41.7 million net loss, offset by cash provided by working capital of $8.1 million and non-cash expenses totaling $43.7 million related primarily to depreciation, amortization, and stock-based compensation. Changes in working capital were driven by a $14.9 million decrease in inventory, partially offset by a $4.5 million decrease in accounts payable.

Net Cash Provided by (Used in) Investing Activities

During the year ended December 31, 2024, net cash provided by investing activities was $16.7 million, including the net sale of $24.6 million of marketable securities, partially offset by $7.9 million of capital expenditures related to investments in directed energy, manufacturing equipment and facilities.

During the year ended December 31, 2023, net cash used in investing activities was $14.1 million, including the net purchase of $8.8 million of marketable securities and $5.3 million of capital expenditures related to investments in directed energy, manufacturing equipment and facilities.

Net Cash Used in Financing Activities

During the year ended December 31, 2024, net cash used in financing activities was $1.3 million, which was primarily driven by $4.5 million of withholding tax payments related to the vesting of stock awards, partially offset by $3.2 million of proceeds from stock options exercises and employee stock plan purchases.

During the year ended December 31, 2023, net cash used in financing activities was $0.9 million, which was primarily driven by $4.0 million of withholding tax payments related to the vesting of stock awards, partially offset by $3.1 million of proceeds from stock options exercises and employee stock plan purchases.

Credit Facilities

We have a $40.0 million revolving line of credit, or LOC, with Banc of California dated September 24, 2018, which is secured by our assets.

On September 24, 2024, we amended the LOC to extend the maturity date to September 24, 2027, updated financial covenants, and amended the unused line fee and interest rate applicable to revolving loans.

The LOC agreement contains restrictive and financial covenants and bears an unused credit fee of 0.25% on an annualized basis. The interest rate on the LOC is based on the Prime Rate, minus a margin based on our liquidity levels. No amounts were outstanding under the LOC at December 31, 2024 or 2023 and we were in compliance with all covenants.

Contractual Obligations

The following table sets forth a summary of our significant contractual obligations to make future payments in cash as of December 31, 2024 (in thousands):

	Payments Due by Year						
	2025	2026	2027	2028	2029	Thereafter	Total
Purchase commitments	$ 64,628	$ —	$ —	$ —	$ —	$ —	$ 64,628
Lease obligations	2,786	2,087	2,005	1,699	1,028	4,417	14,022
Total	$ 67,414	$ 2,087	$ 2,005	$ 1,699	$ 1,028	$ 4,417	$ 78,650

Critical Accounting Policies and Significant Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America (GAAP). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses in the reporting period. Our accounting policies are fundamental to understanding our financial condition and results of operations reported in our financial statements and related disclosures. We have identified the following accounting policies as being critical because they require our management to make particularly difficult, subjective and/or complex judgments about the effect of matters that are inherently uncertain.

Revenue Recognition

We recognize revenue upon transferring control of products and services and the amounts recognized reflect the consideration we expect to be entitled to receive in exchange for these products and services. We consider customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. As part of our consideration of the contract, we evaluate certain factors, including the customer's ability to pay (or credit risk). For each contract, we consider the promise to transfer products, each of which is distinct, as the identified performance obligations.

We allocate the transaction price to each distinct product based on its relative standalone selling price. Master sales agreements or purchase orders from customers could include a single product or multiple products. Regardless, the contracted price with the customer is agreed to at the individual product level outlined in the customer contract or purchase order. We do not bundle prices; however, we do negotiate with customers on pricing for the same products based on a variety of factors (e.g., level of contractual volume). We have concluded that the prices negotiated with each individual customer are representative of the stand-alone selling price of the product.

We often receive orders with multiple delivery dates that may extend across several reporting periods. We allocate the transaction price of the contract to each delivery based on the product standalone selling price and invoice for each scheduled delivery upon shipment or delivery and recognize revenues for such delivery at the point when transfer of control has occurred. As scheduled delivery dates are generally within one year, under the optional exemption provided by ASC 606-10-50-14a revenues allocated to future shipments of partially completed contracts are not disclosed as performance obligations for point in time revenue. Further, the Company recognizes over time revenue as per ASC 606-10-55-18 (invoice practical expedient) for its cost plus contracts and, accordingly, elects not to disclose information related to those performance obligations under ASC 606-10-50-14b.

Rights of return generally are not included in customer contracts. Accordingly, product revenue is recognized upon transfer of control at shipment or delivery, as applicable. Rights of return are evaluated as they occur.

Revenues recognized at a point in time consist of sales of semiconductor lasers, fiber lasers, and certain defense and other products. Revenues recognized over time generally consist of development arrangements that are structured based on our costs incurred. Because control transfers over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. We generally use the cost-to-cost measure of progress for our contracts because it best depicts the transfer of control to the customer. Billing under these arrangements generally occurs within one month after the work is completed.

Inventory Valuation

Inventory is stated at the lower of average cost (principally standard cost, which approximates actual cost on a first-in, first-out basis) and net realizable value. Inventory includes raw materials and components that may be specialized in nature and subject to obsolescence. On a quarterly basis, we review inventory quantities on hand in comparison to our past consumption, recent purchases, and other factors to determine what inventory quantities, if any, may not be sellable. Based on this analysis, we write down the affected inventory value for estimated excess and obsolescence charges. At the point of loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Inflation

We do not believe that inflation had a material effect on our business, financial condition or results of operations during the year ended December 31, 2024. If our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could materially adversely affect our business, financial condition and results of operations.

Recent Accounting Pronouncements

See Note 1 of Notes to Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

As of December 31, 2024, we had cash and cash equivalents of $65.8 million and investments in marketable securities of $34.9 million with maturities of less than one year. The goals of our investment policy are liquidity and capital preservation. We do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in the fair value of our cash equivalents or marketable securities as a result of changes in interest rates due to the short-term nature of these assets.

We are subject to interest rate risk in connection with the borrowings under our loan facility. We have a $40.0 million revolving credit facility. As of December 31, 2024, we had no outstanding principal amount under the revolving loan facility. Borrowings under the Revolving Credit Facility bear interest at a per annum rate, depending on certain liquidity thresholds, ranging from the Prime Rate to the Prime Rate minus 1.00%.

Foreign Currency Risk

Due to our international operations, a significant portion of our revenues, cost of revenues and operating expenses are denominated in currencies other than the USD, principally the Chinese RMB and the Euro. As a result, our international operations give rise to transactional market risk associated with exchange rate movements of the USD, the Chinese RMB and the Euro. We attempt to minimize these exposures by partially or fully offsetting foreign currency denominated assets and liabilities at our subsidiaries that operate in different functional currencies. The effectiveness of this strategy can be limited by the volume of underlying transactions at various subsidiaries and by our ability to accelerate or delay intercompany cash settlements. As a result, we are unable to completely offset the foreign currency denominated assets and liabilities.

At December 31, 2024, our foreign currency exposure was related to our net investment in our foreign subsidiaries. The potential loss in fair value resulting from a hypothetical 10% adverse change in foreign exchange rates would be approximately $0.6 million. Foreign exchange rate gains or losses on foreign investments as of December 31, 2024 are reflected as a cumulative translation adjustment, net of tax, and do not affect our results of operations.

ITEM 8. FINANCIAL STATEMENTS

nLIGHT, INC.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
nLIGHT, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated balance sheets of nLIGHT, Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Excess and obsolete inventory

As discussed in Note 7 to the consolidated financial statements, the Company's inventories were $40.8 million as of December 31, 2024. The Company records its inventories at the lower of average cost or net realizable value. The Company records an adjustment to the cost basis of inventory when evidence exists that the net realizable value of inventory is lower than its cost, which occurs when the Company has excess and/or obsolete inventory. The Company's model to estimate the excess and/or obsolete inventory is based on an analysis of certain existing inventory quantities compared to past consumption and recent purchases to determine what inventory quantities, if any, may not be sellable. Based on this analysis, the Company writes down the affected inventory value for any estimated excess and/or obsolete inventory.

We identified the assessment of the value of certain excess and obsolete inventory as a critical audit matter. Subjective auditor judgment was required to evaluate the assumptions used to estimate future consumption of certain inventory, including whether past consumption and recent purchases were indicative of future consumption, due to the dynamic business environment the Company competes in, which is characterized by rapid technology and product evolution.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's excess and obsolete inventory process, including controls over the assumptions used to estimate future consumption of inventory. We evaluated the assumptions used to estimate future consumption by: (1) inquiring of relevant Company personnel in order to identify relevant changes to the Company's business environment as it relates to key customers and product lines, and evaluating whether changes to key customers or product lines were properly assessed by the Company in determining the value of excess and obsolete inventory, (2) selecting a sample of inventory items and, for each sample selection, testing the historical consumption and historical purchases and evaluating whether the historical data accurately supported the Company's assumptions regarding future consumption based on changes to the Company's business environment, and (3) performing a retrospective review of prior year inventory adjustments and analyzing current year sales for identified excess and obsolete inventories to evaluate the Company's ability to accurately estimate.

/s/ KPMG LLP

We have served as the Company's auditor since 2003.

Portland, Oregon
February 28, 2025

nLIGHT, Inc.
Consolidated Balance Sheets
(In thousands)

		As of December 31,		
		2024		2023
Assets				
Current assets:				
Cash and cash equivalents	$	65,829	$	53,210
Marketable securities		34,868		59,672
Accounts receivable, net of allowances of $1,800 and $315		34,895		39,585
Inventory		40,800		52,160
Prepaid expenses and other current assets		17,697		15,927
Total current assets		194,089		220,554
Restricted cash		259		256
Lease right-of-use assets		10,822		12,616
Property, plant and equipment, net		46,937		52,300
Intangible assets, net		833		1,652
Goodwill		12,354		12,399
Other assets, net		4,947		7,026
Total assets	$	270,241	$	306,803
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	15,076	$	12,166
Accrued liabilities		13,268		12,556
Deferred revenues		3,577		4,849
Current portion of lease liabilities		2,314		3,181
Total current liabilities		34,235		32,752
Non-current income taxes payable		5,541		5,391
Long-term lease liabilities		9,819		10,978
Other long-term liabilities		4,216		3,263
Total liabilities		53,811		52,384
Stockholders' equity:				
Common stock - $0.0001 par value; 190,000 shares authorized, 48,948 and 47,266 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively		16		16
Additional paid-in capital		544,842		521,184
Accumulated other comprehensive loss		(3,332)		(2,477)
Accumulated deficit		(325,096)		(264,304)
Total stockholders' equity		216,430		254,419
Total liabilities and stockholders' equity	$	270,241	$	306,803

See accompanying notes to consolidated financial statements.

nLIGHT, Inc.
Consolidated Statements of Operations
(In thousands, except per share data)

		Year Ended December 31,				
		2024		**2023**		**2022**
Revenue:						
Products	$	136,659	$	156,666	$	192,658
Development		61,889		53,255		49,400
Total revenue		198,548		209,921		242,058
Cost of revenue:						
Products		108,003		114,181		145,272
Development		57,526		49,627		45,965
Total cost of revenue		165,529		163,808		191,237
Gross profit		33,019		46,113		50,821
Operating expenses:						
Research and development		45,107		46,163		53,773
Sales, general, and administrative		49,257		45,899		48,258
Restructuring		4,291		817		3,892
Total operating expenses		98,655		92,879		105,923
Loss from operations		(65,636)		(46,766)		(55,102)
Other income:						
Interest income, net		1,668		1,342		529
Other income, net		3,100		2,776		338
Loss before income taxes		(60,868)		(42,648)		(54,235)
Income tax (benefit) expense		(76)		(978)		344
Net loss	$	(60,792)	$	(41,670)	$	(54,579)
Net loss per share, basic and diluted	$	(1.27)	$	(0.90)	$	(1.23)
Shares used in per share calculations, basic and diluted		47,900		46,078		44,436

See accompanying notes to consolidated financial statements.

nLIGHT, Inc.
Consolidated Statements of Comprehensive Loss
(In thousands)

| | Year Ended December 31, | | |
	2024	2023	2022
Net loss	$ (60,792)	$ (41,670)	$ (54,579)
Other comprehensive loss, net of tax:			
Foreign currency translation adjustments	(674)	(249)	(2,555)
Unrealized (losses) gains on available-for-sale securities	(181)	520	394
Comprehensive loss	$ (61,647)	$ (41,399)	$ (56,740)

See accompanying notes to consolidated financial statements.

nLIGHT, Inc.
Consolidated Statements of Stockholders' Equity
(In thousands)

	Common stock		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total stockholders' equity
	Shares	Amount				
Balance, December 31, 2021	44,248	$ 15	$ 470,760	$ (587)	$ (168,055)	$ 302,133
Net loss	—	—	—	—	(54,579)	(54,579)
Issuance of common stock pursuant to exercise of stock options	585	1	1,197	—	—	1,198
Issuance of common stock pursuant to vesting of restricted stock awards and units, net of stock withheld for tax	705	—	(4,861)	—	—	(4,861)
Restricted stock awards forfeited in connection with transition agreement	(140)	—	—	—	—	—
Restricted stock awards adjusted in connection with performance achievement	(10)	—	—	—	—	—
Issuance of common stock under the Employee Stock Purchase Plan	241	—	2,358	—	—	2,358
Stock-based compensation	—	—	26,757	—	—	26,757
Unrealized gains on available-for-sale securities	—	—	—	394	—	394
Cumulative translation adjustment, net of tax	—	—	—	(2,555)	—	(2,555)
Balance, December 31, 2022	45,629	16	496,211	(2,748)	(222,634)	270,845
Net loss	—	—	—	—	(41,670)	(41,670)
Issuance of common stock pursuant to exercise of stock options	428	—	640	—	—	640
Issuance of common stock pursuant to vesting of restricted stock awards and units, net of stock withheld for tax	946	—	(3,968)	—	—	(3,968)
Issuance of common stock under the Employee Stock Purchase Plan	263	—	2,469	—	—	2,469
Stock-based compensation	—	—	25,832	—	—	25,832
Unrealized gains on available-for-sale securities	—	—	—	520	—	520
Cumulative translation adjustment, net of tax	—	—	—	(249)	—	(249)
Balance, December 31, 2023	47,266	16	521,184	(2,477)	(264,304)	254,419
Net loss	—	—	—	—	(60,792)	(60,792)
Issuance of common stock pursuant to exercise of stock options	539	—	500	—	—	500
Issuance of common stock pursuant to vesting of restricted stock awards and units, net of stock withheld for tax	840	—	(4,524)	—	—	(4,524)
Issuance of common stock under the Employee Stock Purchase Plan	303	—	2,721	—	—	2,721
Stock-based compensation	—	—	24,961	—	—	24,961
Unrealized losses on available-for-sale securities	—	—	—	(181)	—	(181)
Cumulative translation adjustment, net of tax	—	—	—	(674)	—	(674)
Balance, December 31, 2024	48,948	$ 16	$ 544,842	$ (3,332)	$ (325,096)	$ 216,430

See accompanying notes to consolidated financial statements.

nLIGHT, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net loss	$ (60,792)	$ (41,670)	$ (54,579)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:			
Depreciation	12,988	12,401	11,085
Amortization	4,608	3,629	4,614
Reduction in carrying amount of right-of-use assets	1,759	1,269	3,000
Provision for losses on accounts receivable	1,489	27	4
Stock-based compensation	24,961	25,832	26,757
Deferred income taxes	(651)	7	4
Loss on disposal of property, plant and equipment	194	542	51
Non-cash restructuring charges	1,185	—	2,758
Changes in operating assets and liabilities:			
Accounts receivable, net	2,845	(1,677)	2,757
Inventory	11,048	14,890	4,623
Prepaid expenses and other current assets	(1,787)	1,109	(1,753)
Other assets, net	(1,131)	(1,156)	(5,219)
Accounts payable	3,231	(4,503)	(5,904)
Accrued and other long-term liabilities	706	(1,336)	(577)
Deferred revenues	(1,224)	3,432	(208)
Lease liabilities	(1,992)	(1,449)	(1,942)
Non-current income taxes payable	204	(1,256)	(13)
Net cash (used in) provided by operating activities	(2,359)	10,091	(14,542)
Cash flows from investing activities:			
Acquisition of business, net of cash acquired	—	—	(664)
Purchases of property, plant and equipment	(7,932)	(5,339)	(21,388)
Acquisition of intangible assets and capitalization of patents	—	—	(332)
Purchase of marketable securities	(88,643)	(127,907)	(99,985)
Proceeds from maturities and sales of marketable securities	113,265	119,146	49,988
Net cash provided by (used in) investing activities	16,690	(14,100)	(72,381)
Cash flows from financing activities:			
Proceeds from employee stock plan purchases	2,721	2,469	2,358
Proceeds from stock option exercises	500	640	1,197
Tax payments related to stock award issuances	(4,524)	(3,968)	(4,861)
Net cash used in financing activities	(1,303)	(859)	(1,306)
Effect of exchange rate changes on cash	(406)	256	(477)
Net increase (decrease) in cash and cash equivalents and restricted cash	12,622	(4,612)	(88,706)
Cash and cash equivalents and restricted cash, beginning of period	53,466	58,078	146,784
Cash and cash equivalents and restricted cash, end of period	$ 66,088	$ 53,466	$ 58,078
Supplemental disclosures:			
Cash paid for interest	$ 61	$ 40	$ —
Cash paid for income taxes	716	256	442
Operating cash outflows from operating leases	4,030	3,850	3,925
Right-of-use assets obtained in exchange for lease liabilities	1,336	1,716	1,349
Accrued purchases of property, equipment and patents	298	745	207
Reconciliation of cash, cash equivalents, and restricted cash:			
Cash and cash equivalents	$ 65,829	$ 53,210	$ 57,826
Restricted cash	259	256	252
Total cash, cash equivalents, and restricted cash	$ 66,088	$ 53,466	$ 58,078

See accompanying notes to consolidated financial statements.

nLIGHT, Inc.
Notes to Consolidated Financial Statements

Note 1 - Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of nLIGHT, Inc. and our wholly owned subsidiaries Arbor Photonics, LLC, nLIGHT Cayman Ltd., nLIGHT Laser Technology (Shanghai) Co. Ltd, nLIGHT Oy (Finland), nLIGHT Korea Inc., nLIGHT GmbH, nLIGHT DEFENSE Systems Inc. (fka Nutronics, Inc.), and nLIGHT Europe S.r.l. All intercompany balances have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to inventory valuation, allowances for doubtful accounts, warranty, sales return reserves and the recoverability of long-lived assets. Management bases its estimates on historical experience and on various other assumptions. Actual results could differ from those estimates.

Revenue Recognition

See Note 2 for a detailed description of our revenue recognition policies.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less when acquired to be cash equivalents. Cash and cash equivalents included $22.3 million and $24.4 million of highly liquid investments at December 31, 2024 and 2023, respectively. Cash equivalents are carried at cost, which approximates fair value.

Inventory

See Note 7 for a detailed description of our inventory accounting policies.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Improvements and replacements are capitalized. Repair and maintenance costs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life of each asset, generally 2 to 12 years for property and equipment, and 30 years for buildings. Land is not depreciated.

Goodwill

Goodwill is recorded when the purchase price of an acquisition exceeds the fair value of the net assets acquired. Goodwill is not amortized and is tested for impairment at least annually and more frequently if material changes in events or circumstances arise. We perform an annual impairment review of goodwill in the fourth quarter of each year using either a qualitative assessment or a quantitative goodwill impairment test. If the qualitative assessment is selected and determines that the fair value of each reporting unit more likely than not exceeds its carrying value, no further assessment is necessary. If a quantitative test is determined necessary and an impairment is indicated, the impairment loss is recorded to the extent that the reporting unit's carrying amount exceeds the reporting unit's fair value. An impairment loss cannot exceed the total amount of goodwill allocated to the reporting unit.

During the fourth quarter of 2024, we performed a quantitative test to determine if impairment existed. The fair values of our reporting units were determined using a weighted average of a market approach and an income approach. Under the market approach, fair values were estimated using published market multiples for comparable companies. We calculated fair values under the income approach by taking estimated future cash flows that are based on internal projections and other assumptions deemed reasonable by management and discounted them using an estimated weighted average cost of capital. The results of the quantitative test showed that the fair value of each of the company's reporting units significantly exceeded its carrying value and there was no impairment of goodwill. Based on qualitative assessments performed in fiscal years 2023 and 2022, the fair values of the Laser Products and Advanced Development reporting units exceeded their carrying values, and no impairment charges were recorded. See Note 9 for additional information.

Intangible Assets

Definite-lived intangible assets consist of acquisition-related development programs, developed technology, and intellectual property. The intangible assets are being amortized using the straight-line method over periods of 2 to 5 years, which reflect the pattern in which economic benefits of the assets are expected to be realized. See Note 9 for additional information.

Other Assets

Other assets, net primarily consist of long-term accounts receivable, demonstration ("demo") assets and deposits.

Demo assets are equipment that is used for demonstration and other purposes with existing and prospective customers. Demo assets are recorded at cost and amortized over an estimated useful life of approximately two years.

Amortization expense related to demo assets was as follows (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Amortization expense	$ 3,766	$ 1,150	$ 1,544

Restructuring Charges

Restructuring charges in 2024 and 2023 were comprised primarily of employee severance.

The determination of when we accrue for employee termination benefits depends on whether the termination benefits are provided under a one-time benefit arrangement or under an on-going benefit arrangement. For restructuring charges recorded as an on-going benefit arrangement, a liability for post-employment benefits is recorded when payment is probable, the amount is reasonably estimable, and the obligation relates to rights that have vested or accumulated. For restructuring charges recorded as a one-time benefit arrangement, we recognize a liability for employee termination benefits when a plan of termination, approved by management and establishing the terms of the benefit arrangement, has been communicated to employees. The timing of the recognition of one-time employee termination benefits is dependent upon the period of time the employees are required to render service after communication. If employees are not required to render service in order to receive the termination benefits or if employees will not be retained to render service beyond the minimum legal notification period, a liability for the termination benefits is recognized at the communication date. In instances where employees will be retained to render service beyond the minimum legal notification period, the liability for employee termination benefits is measured initially at the communication date based on the fair value of the liability as of the termination date and is recognized ratably over the future service period. We continually evaluate the adequacy of the remaining liabilities under our restructuring initiatives.

We record charges related to long-lived assets to be abandoned when the assets cease to be used, and any inventory charges related to restructuring are classified as a cost of revenue.

Although we believe that these estimates accurately reflect the costs of our restructuring plans, actual results may differ, thereby requiring us to record additional provisions or reverse a portion of such provisions.

See Note 14 for additional information.

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. There was no impairment of long-lived assets recorded for the years ended December 31, 2024, 2023 and 2022.

Leases
See Note 13 for a detailed description of our lease accounting policies.

Research and Development Costs
Research and development is defined as activities aimed at developing or significantly improving a product or a process or technique whether the product or process is intended for sale or use. A process also may be used internally as a part of a manufacturing activity. Research and development costs are expensed as incurred.

Stock-Based Compensation
We recognize compensation expense for stock-based awards on a straight-line basis based on the grant-date estimated fair values and requisite service period. The fair value of stock options is measured using the Black-Scholes option pricing model, while the fair value of restricted stock units (RSU) and restricted stock awards (RSA) are measured based on the closing market price of our common stock on the date of grant. The fair value of restricted stock awards based on certain market performance criteria is measured using the Monte Carlo simulation pricing model.

Income Taxes
We account for income taxes using the asset and liability approach under which deferred income taxes are provided based upon enacted tax laws and rates applicable to the periods in which taxes become payable.

We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Translation of Foreign Currencies
Our international subsidiaries use their local currency as their functional currency. The financial statements of the international subsidiaries are translated to their U.S. dollar equivalents at end-of-period currency exchange rates for assets and liabilities and at average currency exchange rates for revenues and expenses. Translation adjustments are recorded as a component of Accumulated other comprehensive loss within stockholders' equity. Realized and unrealized foreign currency gains or losses, net are recorded in Other income, net within the Consolidated Statements of Operations. Realized and unrealized foreign currency gains and losses were as follows for the periods presented (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Realized foreign currency gain (loss)	$ 145	$ 1,169	$ (967)
Unrealized foreign currency gain (loss)	110	(1,140)	1,052

New Accounting Pronouncements

ASU 2023-07
In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. We adopted ASU 2023-07 on December 31, 2024 using a retrospective transition method. The adoption did not have a material impact on our financial position, results of operations or cash flows. See Note 18, Segment Information, for additional information.

ASU 2023-09
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures. This ASU requires enhanced jurisdictional and other disaggregated disclosures for the effective tax rate reconciliation and income taxes paid and is effective for fiscal years beginning after December 15, 2024. This ASU requires additional disclosures and, accordingly, we do not expect the adoption of ASU 2023-09 to have a material effect on our financial position, results of operations or cash flows.

ASU 2024-03
In November 2024, the FASB issued ASU 2024-03 related to the disaggregation of certain income statement expenses. The amendments in this update require public entities to disclose incremental information related to

purchases of inventory, team member compensation and depreciation, which will provide investors the ability to better understand entity expenses and make their own judgements about entity performance. The amendments in this update are effective for fiscal years beginning after December 15, 2026. We plan to adopt this pronouncement and make the necessary updates to our disclosures for the year ending December 31, 2027, and, aside from these disclosure changes, we do not expect the amendments to have a material effect on our financial position, results of operations or cash flows.

Note 2 - Revenue

We recognize revenue upon transferring control of products and services and the amounts recognized reflect the consideration we expect to be entitled to receive in exchange for these products and services. We consider customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. As part of our consideration of the contract, we evaluate certain factors, including the customer's ability to pay (or credit risk). For each contract, we consider the promise to transfer products, each of which is distinct, as the identified performance obligations.

We allocate the transaction price to each distinct product based on its relative standalone selling price. Master sales agreements or purchase orders from customers could include a single product or multiple products. Regardless, the contracted price with the customer is agreed to at the individual product level outlined in the customer contract or purchase order. We do not bundle prices; however, we do negotiate with customers on pricing for the same products based on a variety of factors (e.g., level of contractual volume). We have concluded that the prices negotiated with each individual customer are representative of the stand-alone selling price of the product.

We often receive orders with multiple delivery dates that may extend across several reporting periods. We allocate the transaction price of the contract to each delivery based on the product standalone selling price and invoice for each scheduled delivery upon shipment or delivery and recognize revenues for such delivery at that point, when transfer of control has occurred. As scheduled delivery dates are generally within one year, under the optional exemption provided by ASC 606-10-50-14a, revenues allocated to future shipments of partially completed contracts are not disclosed as performance obligations for point in time revenue. Further, we recognize, over time, revenue as per ASC 606-10-55-18 (invoice practical expedient) for our cost plus contracts and, accordingly, elect not to disclose information related to those performance obligations under ASC 606-10-50-14b. As of December 31, 2024, we did not have any performance obligations relating to firm fixed price contracts that did not qualify for the aforementioned disclosure exemptions.

Rights of return generally are not included in customer contracts. Accordingly, product revenue is recognized upon transfer of control at shipment or delivery, as applicable. Rights of return are evaluated as they occur.

Revenues recognized at a point in time consist of sales of semiconductor lasers, fiber lasers and other related products. Revenues recognized over time generally consist of development arrangements that are structured based on our costs incurred. For long-term contracts, we estimate the total expected costs to complete the contract and recognize revenue based on the percentage of costs incurred at period end. Typically, revenue is recognized over time using costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying our performance obligations. Incurred costs represent work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Contract costs include labor, materials, subcontractors costs, other direct costs, and indirect costs applicable on government and commercial contracts.

Contract estimates are based on various assumptions to project the outcome of future events that may span several years. These assumptions include labor productivity and availability, the complexity of the work to be performed, the cost and availability of materials, the performance of subcontractors, and the availability and timing of funding from the customer. Billing under these arrangements generally occurs within one month of the costs being incurred or as milestones are reached.

The following tables represent a disaggregation of revenue from contracts with customers for the periods presented (in thousands):

Sales by End Market

	Year Ended December 31,					
	2024		**2023**		**2022**	
Industrial	$	45,615	$	71,044	$	91,098
Microfabrication		43,393		47,483		62,769
Aerospace and Defense		109,540		91,394		88,191
	$	198,548	$	209,921	$	242,058

Sales by Geography

	Year Ended December 31,					
	2024		**2023**		**2022**	
North America	$	132,812	$	129,311	$	137,454
Asia Pacific		38,137		45,765		67,315
EMEA[1]		27,599		34,845		37,289
	$	198,548	$	209,921	$	242,058

[1] EMEA consists of Europe, the Middle East, and Africa.

Sales by Timing of Revenue

	Year Ended December 31,					
	2024		**2023**		**2022**	
Point in time	$	136,723	$	155,258	$	183,005
Over time		61,825		54,663		59,053
	$	198,548	$	209,921	$	242,058

Our contract assets and liabilities were as follows (in thousands):

		As of December 31,			
	Balance Sheet Classification	**2024**	**2023**	**$ Change**	**% Change**
Contract assets	Prepaid expenses and other current assets	$ 14,510	$ 7,298	$ 7,212	99 %
Contract liabilities	Deferred revenues and other long-term liabilities	6,845	6,368	477	7 %

Contract assets generally consist of revenue recognized on an over-time basis where revenue recognition has been met, but the amounts are subsequently billed and collected in a subsequent period. In our services contracts, amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals, which is generally monthly, or upon the achievement of contractual milestones. Generally, billing occurs subsequent to revenue recognition, resulting in contract assets recorded in prepaid expenses and other current assets on the Consolidated Balance Sheets. However, we sometimes receive advances or deposits from our customers before revenue is recognized, resulting in contract liabilities recorded in deferred revenue on the Consolidated Balance Sheets.

Contract liabilities are not a significant financing component as they are generally utilized to pay for contract costs within a one-year period or are used to ensure the customer meets contractual requirements. These assets and liabilities are reported on the Consolidated Balance Sheets on a contract-by-contract basis at the end of each reporting period. For our product revenue, we generally receive cash payments subsequent to satisfying the performance obligation via delivery of the product, resulting in billed accounts receivable. For our contracts, there are no significant gaps in timing between the receipt of payment and the transfer of the associated goods and services to the customer for material amounts of consideration.

The changes in contract assets and liabilities primarily results from timing differences between revenue recognition and customer billings and/or payments. During the years ended December 31, 2024 and 2023, we recognized revenue of $4.3 million and $1.5 million, respectively, that was included in the deferred revenue balances at the beginning of the period as the performance obligations under the associated agreements were satisfied.

Note 3 - Concentrations of Credit and Other Risks

The following customers accounted for 10% or more of our revenues for the periods presented:

	Year Ended December 31,		
	2024	**2023**	**2022**
U.S. Government*	19%	18%	17%
KORD Technologies	12%	(1)	(1)
Raytheon Technologies	10%	(1)	(1)

*Excludes sales to customers who sell our products and services exclusively to the U.S. Government
(1) Represents less than 10% of total revenues.

Financial instruments that potentially expose us to concentrations of credit risk consist principally of receivables from customers. As of December 31, 2024 and December 31, 2023, two customers accounted for a total of 24% and 24%, respectively, of net customer receivables. No other customers accounted for 10% or more of net customer receivables at either date.

Note 4 - Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on historical write-off experience and knowledge of any applicable circumstances.

Activity related to the allowance for doubtful accounts was as follows for the periods presented (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Allowance for doubtful accounts, beginning	$ 315	$ 290	$ 303
Provision for losses on accounts receivable	1,520	27	27
Write-offs, net	(23)	(2)	(40)
Foreign exchange impact	(12)	—	—
Allowance for doubtful accounts, ending	$ 1,800	$ 315	$ 290

Note 5 - Marketable Securities

Marketable securities consist primarily of highly liquid investments with original maturities of greater than 90 days when purchased. Our marketable securities are considered available-for-sale as they represent investments that are available to be sold for current operations. As such, they are included as current assets on our Consolidated Balance Sheets at fair value with unrealized gains and losses included in accumulated other comprehensive loss. Any unrealized gains and losses that are considered to be other-than-temporary are recorded in other income, net on our Consolidated Statements of Operations. Realized gains and losses on the sale of marketable securities are determined using the specific-identification method and recorded in other income, net on our Consolidated Statements of Operations.

Realized gains were $3.4 million and unrealized losses were $(0.2) million for the year ended December 31, 2024. Realized gains were $2.4 million and unrealized gains were $0.5 million for the year ended December 31, 2023. These unrealized gains and losses are considered temporary and are reflected in the Consolidated Statements of Comprehensive Loss.

See Note 6 for additional information.

Note 6 - Fair Value of Financial Instruments

The carrying amounts of certain of our financial instruments, including cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued liabilities are shown at cost which approximates fair value due to the short-term nature of these instruments. The fair value of our term and revolving loans approximates the carrying value due to the variable market rate used to calculate interest payments.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

- Level 1 Inputs: Observable inputs, such as quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.
- Level 2 Inputs: Observable inputs, other than Level 1 prices, such as quoted prices in active markets for similar assets and liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 Inputs: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Our financial instruments that are carried at fair value consist of Level 1 assets which include highly liquid investments and bank drafts classified as cash equivalents and marketable securities.

Our fair value hierarchy for our financial instruments was as follows (in thousands):

	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Cash Equivalents:				
Money market securities	$ 20,488	$ —	$ —	$ 20,488
Commercial paper	1,773	—	—	1,773
	22,261	—	—	22,261
Marketable Securities:				
U.S. treasuries	34,868	—	—	34,868
Total	$ 57,129	$ —	$ —	$ 57,129

	December 31, 2023			
	Level 1	Level 2	Level 3	Total
Cash Equivalents:				
Money market securities	$ 22,441	$ —	$ —	$ 22,441
Commercial paper	1,995	—	—	1,995
	24,436	—	—	24,436
Marketable Securities:				
U.S. treasuries	59,672	—	—	59,672
Total	$ 84,108	$ —	$ —	$ 84,108

Cash Equivalents
The fair value of cash equivalents is determined based on quoted market prices for similar or identical securities.

Marketable Securities
We classify our marketable securities as available-for-sale and value them utilizing a market approach that uses observable inputs without applying significant judgment.

Note 7 - Inventory

Inventory is stated at the lower of average cost (principally standard cost, which approximates actual cost on a first-in, first-out basis) and net realizable value. Inventory includes raw materials and components that may be specialized in nature and subject to obsolescence. On a quarterly basis, we review inventory quantities on hand in comparison to our past consumption, recent purchases, and other factors to determine what inventory quantities, if any, may not be sellable. Based on this analysis, we write down the affected inventory value for estimated excess and obsolescence charges. At the point of loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Inventory consisted of the following (in thousands):

		As of December 31,		
		2024		**2023**
Raw materials	$	19,165	$	23,426
Work in process and semi-finished goods		17,390		19,640
Finished goods		4,245		9,094
	$	40,800	$	52,160

Note 8 - Property, Plant and Equipment

Property, plant and equipment consisted of the following (in thousands):

	Useful life (years)		As of December 31,		
			2024		**2023**
Automobiles	3	$	64	$	109
Computer hardware and software	3 - 5		9,672		9,145
Manufacturing and lab equipment	2 - 7		95,106		91,050
Office equipment and furniture	5 - 7		2,542		2,634
Leasehold and building improvements	2 - 12		33,104		31,988
Buildings	30		9,392		9,392
Land	N/A		3,399		3,399
			153,279		147,717
Accumulated depreciation			(106,342)		(95,417)
		$	46,937	$	52,300

50

Note 9 - Intangible Assets and Goodwill

Intangible Assets
The details of definite lived intangible assets were as follows (in thousands):

	Estimated useful life (in years)	As of December 31,	
		2024	2023
Patents	3 - 5	$ —	$ 6,345
Development programs	2 - 4	7,200	7,200
Developed technology	5	2,959	2,959
		10,159	16,504
Accumulated amortization		(9,326)	(14,852)
		$ 833	$ 1,652

Amortization related to intangible assets was as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Amortization expense	$ 820	$ 2,410	$ 2,879

Estimated amortization expense for future years is as follows (in thousands):

2025	$ 484
2026	349
Thereafter	—
	$ 833

Goodwill
The carrying amount of goodwill by segment was as follows (in thousands):

	Laser Products	Advanced Development	Totals
Balance, December 31, 2022	$ 2,128	$ 10,248	$ 12,376
Currency exchange rate adjustment	23	—	23
Balance, December 31, 2023	$ 2,151	$ 10,248	$ 12,399
Currency exchange rate adjustment	(45)	—	(45)
Balance, December 31, 2024	$ 2,106	$ 10,248	$ 12,354

During the fourth quarter of 2024, we performed a quantitative test for goodwill impairment and determined there was no impairment of goodwill. See Note 1, Basis of Presentation and Significant Accounting Policies, for more detail regarding the quantitative test for goodwill impairment performed.

Note 10 - Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of December 31,	
	2024	2023
Accrued payroll and benefits	$ 9,751	$ 7,898
Product warranty, current	2,454	3,339
Other accrued expenses	1,063	1,319
	$ 13,268	$ 12,556

Note 11 - Product Warranties

We provide warranties on certain products and record a liability for the estimated future costs associated with warranty claims at the time revenue is recognized. The warranty liability is based on historical experience, any specifically identified failures, and our estimate of future costs. The current portion of our product warranty liability is included in the accrued liabilities and the long-term portion is included in Other long-term liabilities in our Consolidated Balance Sheets.

Product warranty liability activity was as follows for the periods presented (in thousands):

	Year Ended December 31,	
	2024	2023
Product warranty liability, beginning	$ 4,469	$ 5,441
Warranty charges incurred, net	(6,524)	(3,788)
Provision for warranty charges, net of adjustments	5,528	2,816
Product warranty liability, ending	3,473	4,469
Less: current portion of product warranty liability	(2,454)	(3,339)
Non-current portion of product warranty liability	$ 1,019	$ 1,130

Note 12 - Commitments and Contingencies

Leases
See Note 13.

Credit Facilities
We have a $40.0 million revolving line of credit (LOC) with Banc of California (fka Pacific Western Bank) which is secured by our assets and expires in September 2027.

The LOC agreement contains restrictive and financial covenants and bears an unused credit fee of 0.25% on an annualized basis. The interest rate on the LOC is based on the Prime Rate, minus a margin based on our liquidity levels. No amounts were outstanding under the LOC at December 31, 2024 and 2023 and we were in compliance with all covenants.

Legal Matters
On March 25, 2022, Lumentum Operations LLC (Lumentum) filed a complaint against nLIGHT, Inc. and certain of its employees in the U.S. District Court for the Western District of Washington. The complaint alleged that Lumentum is the partial or full owner of certain of our patents and requests corresponding relief from the court. On December 11, 2024, the Court granted nLIGHT's motion for summary judgement, dismissing with prejudice all of Lumentum's claims against nLIGHT. Lumentum subsequently dismissed its appeal, ending the litigation.

From time to time, we may be subject to various other legal proceedings and claims in the ordinary course of business. As of December 31, 2024, we believe these matters will not have a material adverse effect on our consolidated financial statements.

Note 13 - Leases

We lease real estate space under non-cancelable operating lease agreements for commercial and industrial space. Facilities-related operating leases have remaining terms of 0.1 to 10.4 years, and some leases include options to extend up to 10 years. Other leases for automobiles, manufacturing and office and computer equipment have remaining lease terms of 0.4 to 3.8 years. These leases are primarily operating leases; financing leases are not material. We did not include any renewal options in our lease terms for calculating the lease liabilities as we are not reasonably certain we will exercise the options at this time. The weighted-average remaining lease term for the lease obligations was 7 years as of December 31, 2024, and the weighted-average discount rate was 4.0%.

The components of lease expense related to operating leases were as follows (in thousands):

		Year Ended December 31,				
		2024		**2023**		**2022**
Lease expense:						
Operating lease expense	$	3,695	$	3,671	$	3,865
Short-term lease expense		404		472		573
Variable and other lease expense		1,055		1,020		872
	$	5,154	$	5,163	$	5,310

Future minimum payments under our non-cancelable lease obligations were as follows as of December 31, 2024 (in thousands):

2025	$	2,786
2026		2,087
2027		2,005
2028		1,699
2029		1,028
Thereafter		4,417
Total minimum lease payments		14,022
Less: interest		(1,889)
Present value of net minimum lease payments		12,133
Less: current portion of lease liabilities		(2,314)
Total long-term lease liabilities	$	9,819

Note 14 - Restructuring

During the fourth quarter of 2024 and 2023, we implemented restructuring plans which included headcount reduction in China. During the fourth quarter of 2022, we implemented a restructuring plan which included headcount reductions in both the U.S. and China and the write-down of in-process capital equipment projects related to production capacity that was never placed into service. Restructuring charges were as follows (in thousands):

		Year Ended December 31,				
		2024		**2023**		**2022**
Employee termination costs	$	4,228	$	737	$	1,271
Write-down of long-lived assets		—		—		2,566
Other		63		79		55
Total restructuring charges	$	4,291	$	817	$	3,892

Restructuring accruals and payments were as follows (in thousands):

Accrued restructuring charges at December 31, 2022	$	192
Restructuring charges		817
Cash payments		(1,009)
Non-cash settlements		—
Accrual at December 31, 2023		—
Restructuring charges		4,291
Cash payments		(3,107)
Non-cash settlements		(63)
Accrual at December 31, 2024	$	1,122

The restructuring accrual was included as a component of Accrued Liabilities on our Consolidated Balance Sheets. All of the restructuring charges recorded in 2024 and 2023 were attributable to the Laser Products segment.

Approximately $3.8 million of the charges recorded in 2022 were attributable to the Laser Products segment, with the remaining $0.1 million attributable to the Advanced Development segment.

Note 15 - Income Taxes

Loss before income taxes was as follows (in thousands):

| | | Year Ended December 31, | | | | |
		2024		2023		2022
Domestic	$	(62,368)	$	(46,602)	$	(50,611)
Foreign		1,500		3,954		(3,624)
Loss before income taxes	$	(60,868)	$	(42,648)	$	(54,235)

Income tax (benefit) expense was as follows (in thousands):

| | | Year Ended December 31, | | | | |
		2024		2023		2022
Current tax expense (benefit):						
State	$	(7)	$	53	$	73
Foreign		557		(985)		264
Current tax expense (benefit)		550		(932)		337
Deferred tax expense (benefit):						
Foreign		(626)		(46)		7
Deferred tax expense (benefit)		(626)		(46)		7
Income tax expense (benefit)	$	(76)	$	(978)	$	344

The income tax (benefit) expense differs from the amount computed by applying the statutory federal income tax rate of 21% to the loss before income taxes as a result of the following differences (in thousands):

| | | Year Ended December 31, | | | | |
		2024		2023		2022
Tax computed at federal statutory rate	$	(12,782)	$	(8,956)	$	(11,436)
State tax, net of federal tax benefit		(1,066)		(800)		(842)
Permanent items		175		(364)		(522)
Stock-based compensation		287		1,923		4,005
Foreign dividends and unremitted earnings		56		104		(231)
Foreign rate differential		35		146		(360)
Federal credits		(920)		(988)		(445)
Tax contingencies, net of reversals		(1,215)		(1,177)		256
Transfer pricing adjustment		1,091		—		—
Return to provision		441		(429)		(523)
Expiration of net operating loss carryforwards		4,115		1,810		—
Other		660		49		(324)
Valuation allowance		9,047		7,704		10,766
Income tax (benefit) expense	$	(76)	$	(978)	$	344

The income tax (benefit) expense recorded primarily relates to operations in China and Finland, which have income tax rates of 25% and 20%, respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

		Year Ended December 31,				
		2024		**2023**		**2022**
Deferred tax assets:						
Net operating loss carryforwards	$	42,058	$	39,714	$	39,998
Research and alternative minimum tax credits		8,432		7,822		6,658
Accrued expenses and other		5,240		4,365		4,999
Lease liabilities		2,534		2,854		3,270
Inventory		3,712		3,283		3,305
Property and equipment		707		387		293
Intangible assets		21,720		16,612		9,184
Total gross deferred tax assets		84,403		75,037		67,707
Less: valuation allowance		(81,480)		(72,461)		(64,796)
Total deferred tax assets		2,923		2,576		2,911
Deferred tax liabilities:						
Right-of-use assets		(2,213)		(2,487)		(2,869)
Total deferred tax liabilities		(2,213)		(2,487)		(2,869)
Net deferred tax assets	$	710	$	89	$	42

Net deferred tax assets are included in Other assets, net in our Consolidated Balance Sheets.

In evaluating our valuation allowance, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. Due to uncertainty with respect to ultimate realizability of deferred tax assets, we have provided a full valuation allowance against the U.S. deferred tax assets and a partial valuation allowance against the China deferred tax assets. The net change in the total valuation allowance for the years ended December 31, 2024, 2023 and 2022 were increases of $9.0 million, $7.7 million and $10.6 million, respectively.

At December 31, 2024, we had U.S., China, and state net operating loss (NOL) carryforwards of $169.6 million, $8.4 million, and $52.9 million, respectively. These carryforwards will expire from 2025 to 2044 if not used by us to reduce taxable income in future periods. We have U.S. research and development credit carryforwards of $9.9 million. These carryforwards will expire from 2025 to 2044 if not used by us to reduce income taxes payable in future periods.

Utilization of NOL carryforwards, credit carryforwards and certain deductions have been subject to annual limitations due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended. We have had three "change in ownership" events that limit the utilization of NOL carryforwards, which occurred twice in August of 2000 and once in January of 2001, and resulted in NOL carryforward limitations totaling $528 thousand. Additional limitations on the use of these tax attributes could occur in the event of possible disputes arising in examination from various taxing authorities.

The following table presents a reconciliation of the changes in the unrecognized tax benefit (in thousands):

Balance at December 31, 2021	$	8,435
Additions based on tax positions related to the current year		822
Reductions for tax positions of prior years		(53)
Reductions as a result of a lapse of applicable statute of limitations		(183)
Other		(437)
Balance at December 31, 2022		8,584
Additions based on tax positions related to the current year		416
Reductions for tax positions of prior years		(70)
Reductions as a result of a lapse of applicable statute of limitations		(371)
Other		(84)
Balance at December 31, 2023		8,475
Additions based on tax positions related to the current year		150
Reductions for tax positions of prior years		(30)
Reductions as a result of a lapse of applicable statute of limitations		(33)
Other		(75)
Balance at December 31, 2024	$	8,487

At December 31, 2024, we had $2.7 million of unrecognized tax benefits (excluding interest and penalties) in Non-Current Income Taxes Payable and $5.8 million of unrecognized tax benefits as an offset to our long-term deferred tax assets embedded in Other Assets, Net on the accompanying Consolidated Balance Sheets. The $5.8 million of unrecognized tax benefits in non-current deferred tax assets is entirely offset by a valuation allowance in both the U.S. and China. Of our unrecognized tax benefits, $2.7 million, if recognized, would impact the effective tax rate. At December 31, 2023, we had $2.8 million of unrecognized tax benefits (excluding interest and penalties) in Non-Current Income Taxes Payable and $5.7 million of unrecognized tax benefits as an offset to our long-term deferred tax assets embedded in Other Assets, Net on the accompanying Consolidated Balance Sheets. We do not expect a significant decrease to the total amount of unrecognized tax benefits within the next twelve months.

We recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense. We recognized a net increase (decrease) in penalties and interest during the years ended December 31, 2024, 2023 and 2022, of $0.2 million, $(1.0) million, and $0.3 million, respectively. At December 31, 2024 and 2023, interest and penalties associated with unrecognized tax benefits were $1.1 million and $0.9 million, respectively.

At December 31, 2024, our tax years 2021 through 2024, 2020 through 2024, and 2014 through 2024, remain open for examination in the federal, state and foreign jurisdictions, respectively. However, to the extent allowed by law, the taxing authorities may have the right to examine prior periods where net operating losses and credits were generated and carried forward, and to make adjustments up to the net operating loss and credit carryforward amounts. We are not currently under federal, state, or foreign tax examination.

Note 16 - Stockholders' Equity and Stock-Based Compensation

Preferred Stock
We have authorized 5.0 million shares of preferred stock, par value $0.0001, none of which is issued and outstanding.

Common Stock
Each share of common stock has the right to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding having priority rights as to dividends. No dividends have been declared or paid as of December 31, 2024.

Common Stock Repurchase Plan
On November 14, 2019, our Board of Directors authorized the repurchase of up to $10.0 million of our outstanding shares of common stock. As of December 31, 2024, no repurchases had been executed under the program.

Equity Incentive Plan

As of December 31, 2024, there were approximately 6.8 million shares available for issuance under our equity incentive plan. Common stock issued for awards will come from newly issued shares.

Time-Based Restricted Stock Awards and Units

Restricted stock award (RSA) and restricted stock unit (RSU) activity under our equity incentive plan was as follows (in thousands, except weighted-average grant date fair values):

	Number of Restricted Stock Awards	Weighted-Average Grant Date Fair Value
RSAs at December 31, 2023	133	$ 30.44
Awards vested	(96)	29.20
RSAs at December 31, 2024	37	33.66

	Number of Restricted Stock Units	Weighted-Average Grant Date Fair Value
RSUs at December 31, 2023	1,968	$ 14.35
Awards granted	1,319	12.31
Awards vested	(1,208)	14.40
Awards forfeited	(175)	13.51
RSUs at December 31, 2024	1,904	12.99

The total fair value of RSAs and RSUs vested during the year ended December 31, 2024 was $2.8 million and $17.4 million, respectively. RSUs and RSAs vest over time subject to the employee's continuing service.

Market-Based Performance Restricted Stock Units

Performance restricted stock units (PRSUs) were granted in 2024, 2023, and 2022 and will vest upon meeting certain performance criteria. The number of shares that a participant receives is equal to the number of PRSUs granted multiplied by a payout factor ranging from 0% to 200%. The performance criteria that determines the payout factor is our Total Shareholder Return ("TSR") for a performance period of three years relative to the TSR of companies in the Russell 2000 Index. The table below reflects details relating to the payout factor of our outstanding PRSUs:

Objective	Below Threshold	Threshold	Target	Maximum[1]
Percentile Rank of our TSR against the Russell 2000	Below the 25th percentile	25th percentile	50th percentile	75th percentile or higher
Percentage of PRSUs Eligible for Vesting[2]	0% - no PRSUs vest	50%	100%	200%

[1]The percentage of PRSUs eligible for vesting is capped at 100% if our TSR over the performance period is negative.

[2]If our TSR over the performance period is between the 25th and 50th percentile, or it is positive and between the 50th and 75th percentile, then the percentage of the target number of PRSUs that will be eligible to vest will be interpolated linearly between the corresponding percentages designated for those percentiles.

PRSU grant activity under our equity incentive plan was as follows (in thousands, except weighted-average grant date fair values):

	Fiscal Year Granted		
	2024	2023	2022
Performance period	April 1, 2024 - March 31, 2027	April 1, 2023 - March 31, 2026	July 1, 2022 - June 30, 2025
Weighted-average grant date fair value	$18.51	$14.21	$14.89
Number of awards originally granted	514	484	411
Number of awards forfeited as of December 31, 2024	(6)	(6)	(52)
Number of awards outstanding at December 31, 2024	508	478	359

PRSUs vest after the conclusion of the performance period, subject to the employee's continuing service.

The fair value of the PRSUs was measured on the grant date using a Monte Carlo simulation model utilizing several key assumptions, including the following:

	Fiscal Year Ended December 31,		
	2024[1]	2023[1]	2022
Expected share price volatility (nLIGHT)	54.5% - 56.4%	58.5% - 59.7%	65.2%
Expected share price volatility (peer group)	54.1% - 55.5%	56.1% - 57.8%	62.6%
Expected correlation to peer group companies	52.4% - 61.6%	53.8% - 60.0%	54.1%
Risk-free rate of return	3.45% - 4.55%	3.89% - 4.75%	2.83%

[1] Certain years have up to three unique PRSU grant dates. The given range encompasses all valuation assumptions used on the unique grant dates.

Stock Options
Stock option activity was as follows (in thousands, except weighted-average exercise prices):

	Number of Options	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, December 31, 2023	1,398	$1.24	2.5	$17,142
Options exercised	(539)	0.93		5,694
Outstanding, December 31, 2024	859	1.43	2.0	7,783
Options exercisable at December 31, 2024	859	1.43	2.0	7,783
Options vested as of December 31, 2024, and expected to vest after December 31, 2024	859	1.43	2.0	7,783

Total intrinsic value of options exercised for the years ended December 31, 2024, 2023 and 2022 was $5.7 million, $4.2 million and $7.7 million, respectively. We received proceeds of $0.5 million, $0.6 million and $1.2 million from the exercise of options for each of the years ended December 31, 2024, 2023 and 2022, respectively.

Employee Stock Purchase Plan
Information related to activity under our Employee Stock Purchase Plan (ESPP) was as follows:

	Year Ended December 31, 2024
Shares issued (in thousands)	303
Weighted-average per share purchase price	$ 8.99
Weighted-average per share discount from the fair value of our common stock on date of issuance	$ 1.59

As of December 31, 2024, there were 4.7 million shares available for grant under the ESPP.

Stock-Based Compensation
Total stock-based compensation expense was included in our Consolidated Statements of Operations as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Cost of revenues	$ 2,438	$ 2,406	$ 2,677
Research and development	7,505	9,866	11,675
Sales, general and administrative	15,018	13,560	12,405
	$ 24,961	$ 25,832	$ 26,757

Unrecognized Compensation Costs

As of December 31, 2024, total unrecognized stock-based compensation was $30.1 million, which will be recognized over an average expected recognition period of 1.9 years.

Note 17 - 401(k) Plan

We have a 401(k) Profit Sharing Plan and Trust (the Plan). Participation in the Plan is voluntary and is available to all employees. We may make discretionary matching or qualified non-elective contributions to the Plan. The match is recorded within the Cost of revenue and Operating expenses in the Consolidated Statements of Operations and was as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
401(k) match	$ 1,282	$ 1,268	$ 1,323

Note 18 - Segment Information

Overview

We operate in two reportable segments consisting of the Laser Products segment and the Advanced Development segment. We organize our business segments based on the nature of products and services offered.

Laser Products

This segment includes high-power semiconductor lasers and fiber lasers that are typically integrated into laser systems or manufacturing tools built by our customers. This segment also includes fiber amplifiers and beam combination and control systems for use in high-energy laser (HEL) systems in directed energy applications, and laser sensing products used in a wide range of defense applications.

Advanced Development

This segment focuses on research, design, and prototyping of next-generation laser technologies for the defense industry, including the development of custom high-power fiber lasers and advanced beam combining technologies.

Selected Financial Data by Business Segment

Our Chief Executive Officer serves as the chief operating decision maker (CODM) and is responsible for reviewing segment performance and making decisions regarding resource allocation. Our CODM uses metrics such as revenue, gross profit, and gross margin to evaluate each segment's performance by comparing the metrics to historical results and previously forecasted financial information. Our CODM does not evaluate operating segments using asset or liability information. The following table summarizes the operating results by reportable segment for the periods presented (dollars in thousands):

	Year Ended December 31, 2024			
	Laser Products	Advanced Development	Corporate and Other	Totals
Revenue	$ 136,659	$ 61,889	$ —	$ 198,548
Gross profit	31,094	4,363	(2,438)	33,019
Gross margin	22.8 %	7.0 %	NM*	16.6 %

	Year Ended December 31, 2023			
	Laser Products	Advanced Development	Corporate and Other	Totals
Revenue	$ 156,666	$ 53,255	$ —	$ 209,921
Gross profit	44,891	3,628	(2,406)	46,113
Gross margin	28.7 %	6.8 %	NM*	22.0 %

	Year Ended December 31, 2022			
	Laser Products	Advanced Development	Corporate and Other	Totals
Revenue	$ 192,658	$ 49,400	$ —	$ 242,058
Gross profit	50,063	3,435	(2,677)	50,821
Gross margin	26.0 %	7.0 %	NM*	21.0 %

*NM = not meaningful

Corporate and Other consists of general and administrative overhead costs and unallocated expenses related to stock-based compensation and purchased intangible amortization, which are not used in evaluating the results of, or in the allocation of resources to, our reportable segments.

The geographic location of our long-lived assets, net, based on location of the assets, was as follows (in thousands):

	As of December 31,	
	2024	2023
North America	$ 68,637	$ 73,070
Asia Pacific	3,983	9,221
EMEA	3,532	3,958
	$ 76,152	$ 86,249

Note 19 - Net Loss per Share

Basic and diluted net loss and the number of shares used for basic and diluted net loss calculations were the same for all periods presented because we were in a loss position.

The following potentially dilutive securities were not included in the calculation of diluted shares as the effect would have been anti-dilutive (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Restricted stock units and awards	989	933	970
Common stock options	1,105	1,448	1,788
	2,094	2,381	2,758

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, have evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024. Based on that evaluation, our chief executive officer and our chief financial officer concluded that, as of such date, our disclosure controls and procedures, in design and operation, were effective.

Changes in Internal Control over Financial Reporting

None.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our Principal Executive Officer and Principal Financial Officer, and effected by our board of directors, management and other personnel and consultants, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

  (i)   pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of assets;

 (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and

 (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria set forth in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Our independent registered public accounting firm has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2024, which appears in this Annual Report on Form 10-K.

Limitations on the Effectiveness of Internal Control

Control systems, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control systems' objectives are being met. Further, the design of any control systems must reflect the fact that there are resource constraints, and the benefits of all controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake. Control systems can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based, in part, on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

CEO and CFO Certifications

We have attached as exhibits to this Annual Report on Form 10-K the certifications of our Chief Executive Officer and Chief Financial Officer, which are required in accordance with the Exchange Act. We recommend that this Item 9A be read in conjunction with the certifications for a more complete understanding of the subject matter presented.

ITEM 9B. OTHER INFORMATION

Securities Trading Plans of Directors and Executive Officers

During our last fiscal quarter, no director or officer, as defined in Rule 16a-1(f), adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," each as defined in Regulation S-K Item 408.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to our definitive proxy statement for our 2025 annual meeting of stockholders. The definitive proxy statement will be filed with the SEC within 120 days after December 31, 2024.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to our definitive proxy statement for our 2025 annual meeting of stockholders. The definitive proxy statement will be filed with the SEC within 120 days after December 31, 2024.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to our definitive proxy statement for our 2025 annual meeting of stockholders. The definitive proxy statement will be filed with the SEC within 120 days after December 31, 2024.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to our definitive proxy statement for our 2025 annual meeting of stockholders. The definitive proxy statement will be filed with the SEC within 120 days after December 31, 2024.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference to our definitive proxy statement for our 2025 annual meeting of stockholders. The definitive proxy statement will be filed with the SEC within 120 days after December 31, 2024.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

We have filed the financial statements listed in the Index to Consolidated Financial Statements as a part of this report.

(a)(2) Financial Statement Schedules

Schedules have been omitted because they are not required, not applicable, or the required information is otherwise included.

(a)(3) Exhibits

The exhibits listed below are filed as part of this Annual Report on Form 10-K or are incorporated herein by reference, in each case as indicated below.

Exhibit Number	Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of the Registrant	10-Q	001-38462	3.1	May 25, 2018	
3.2	Amended and Restated Bylaws of the Registrant	10-Q	001-38462	3.2	May 5, 2023	
4.1	Specimen Common Stock Certificate of the Registrant	S-1/A	333-224055	4.1	April 16, 2018	
4.2	Description of the Registrant's Securities	10-K	001-38462	4.2	February 27, 2023	
10.1	Form of Director and Executive Officer Indemnification Agreement	S-1/A	333-224055	10.1	April 16, 2018	
10.2+	2001 Stock Option Plan, as amended, and related form agreements	S-1	333-224055	10.2	March 30, 2018	
10.3+	2018 Equity Incentive Plan and related form agreements	S-1/A	333-224055	10.3	April 16, 2018	
10.4+	2018 Employee Stock Purchase Plan and related form agreements	S-1/A	333-224055	10.4	April 16, 2018	
10.5+	2018 Equity Incentive Plan-Form of Restricted Stock Award Agreement	8-K	001-38462	10.1	June 4, 2018	
10.6+	2018 Equity Incentive Plan-Form of Restricted Stock Award Agreement (Performance-Based)	8-K	001-38462	10.2	June 4, 2018	
10.7+	2018 Equity Incentive Plan-Form of Restricted Stock Unit Agreement (Performance-Based)	8-K	001-38462	10.3	June 4, 2018	
10.8+	2018 Equity Incentive Plan—Form of Restricted Stock Unit Agreement (Performance-Based)	8-K	001-38462	10.1	July 8, 2022	
10.9+	2018 Executive Incentive Compensation Plan	S-1	333-224055	10.5	March 30, 2018	
10.10+	Employment Agreement, dated March 29, 2018, by and between the registrant and Scott Keeney	S-1	333-224055	10.6	March 30, 2018	
10.11+	Employment Agreement, dated March 29, 2018, by and between the registrant and Ran Bareket	S-1	333-224055	10.7	March 30, 2018	
10.12+	Employment Agreement, dated August 31, 2020, by and between the registrant and Joseph Corso	10-K	001-38462	10.11	February 28, 2022	
10.13+	Offer Letter, dated April 8, 2024, by and between nLIGHT DEFENSE Systems, Inc. and Camille Nichols	10-Q	001-38462	10.1	August 2, 2024	
10.14	Amended and Restated Loan and Security Agreement, dated March 28, 2018, by and between the registrant and Pacific Western Bank	S-1	333-224055	10.10	March 30, 2018	
10.15	First Amendment to Amended and Restated Loan and Security Agreement, dated July 18, 2018, by and between the registrant and Pacific Western Bank	10-Q	001-38462	10.1	August 10, 2018	
10.16	Second Amended and Restated Loan and Security Agreement, dated September 24, 2018, by and between nLIGHT, Inc. and Pacific Western Bank	8-K	001-38462	10.1	September 27, 2018	
10.17	First Amendment to Second Amended and Restated Loan and Security Agreement, dated November 14, 2019, by and between nLIGHT, Inc. and Pacific Western Bank	8-K	001-38462	10.1	November 14, 2019	
10.18	Second Amendment to Second Amended and Restated Loan and Security Agreement, dated May 27, 2021, by and between nLIGHT, Inc. and Pacific Western Bank	10-Q	003-38462	10.1	November 5, 2021	
10.19	Third Amendment to Second Amended and Restated Loan and Security Agreement, dated September 24, 2021, by and between nLIGHT, Inc. and Pacific Western Bank	8-K	001-38462	10.1	September 28, 2021	

Exhibit Number	Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.2	Fourth Amendment to Second Amended and Restated Loan and Security Agreement, dated December 6, 2021, by and between nLIGHT, Inc. and Pacific Western Bank	10-K	001-38462	10.19	February 28, 2022	
10.21	Amendment No. 5 to Second Amended and Restated Loan and Security Agreement, effective as of September 24, 2024, by and between nLIGHT, Inc. and Banc of California (f/k/a Pacific Western Bank)	8-K	001-38462	10.1	September 27, 2024	
10.22	North Park Industrial Center Amended and Restated Lease Agreement, dated April 1, 2010, by and between the registrant and Dutton Aspen LLC (as successor in interest to Aspen North Park L.L.C.), as amended by the First Amendment to Lease, dated June 18, 2012 and the Second Amendment to Lease, dated August 1, 2016	S-1	333-224055	10.12	March 30, 2018	
10.23	Lease Agreement, dated April 7, 2000, by and between the registrant and Juhani Leijamaa, as amended by the Lease Contract Extension dated March 21, 2016	S-1	333-224055	10.13	March 30, 2018	
10.24	Lease Agreement, dated April 7, 2000, by and between the registrant and Hannele Saamio, as amended by the Lease Contract Extension, dated as of March 21, 2016	S-1	333-224055	10.14	March 30, 2018	
10.25	Lease Agreement, dated July 3, 2014, by and between Nutronics, Inc. and Longmont Diagonal Investments, LP, as amended by the First Amendment to Lease, dated as of August 4, 2016, and the Second Amendment to Lease, dated as of November 2, 2016	10-K	001-38462	10.21	March 9, 2020	
10.26	Purchase and Sale Agreement with Joint Closing Instructions between nLIGHT, Inc. and Sharp Electronics Corporation, dated March 13, 2020	8-K	001-38462	10.1	March 16, 2020	
10.27	Third Amendment to Lease, by and between nLIGHT, Inc. and Dutton Aspen LLC, dated June 1, 2020	10-Q	001-38462	10.2	August 6, 2020	
10.28	Third Amendment to Lease, by and between Nutronics, Inc. and GCC Longmont Holdings, Limited Partnership, dated July 1, 2020	10-Q	001-38462	10.3	August 6, 2020	
10.29	Fourth Amendment to Lease, by and between nLIGHT, Inc. and Dutton Aspen LLC, effective June 2, 2020	10-Q	001-38462	10.2	November 6, 2020	
10.3	Fourth Amendment to Lease, by and between Nutronics, Inc. and GCC Longmont Holdings, Limited Partnership, dated November 3, 2020	10-Q	001-38462	10.3	November 6, 2020	
19.1	Insider Trading Policy					X
21.1	List of Subsidiaries of Registrant					X
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm					X
24.1	Power of Attorney (contained on signature page)					X
31.1	Certification of the Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of the Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X

Exhibit Number	Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
97.1	nLIGHT Inc. Compensation Recovery Policy	10-K	001-38462	97.1	February 26, 2024	
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					X

+   Indicates a management contract or compensatory plan or arrangement.

*   The certifications furnished in Exhibit 32.1 hereto are deemed to accompany this Annual Report on Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates it by reference.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLIGHT, INC.

Date: February 28, 2025

By: /s/ SCOTT KEENEY

Scott Keeney
President and Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Scott Keeney and Joseph Corso, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their and his or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ SCOTT KEENEY Scott Keeney	President, Chief Executive Officer and Chairman (Principal Executive Officer)	February 28, 2025
/s/ JOSEPH CORSO Joseph Corso	Chief Financial Officer (Principal Financial Officer)	February 28, 2025
/s/ JAMES NIAS James Nias	Chief Accounting Officer (Principal Accounting Officer)	February 28, 2025
/s/ BANDEL CARANO Bandel Carano	Director	February 28, 2025
/s/ DOUGLAS CARLISLE Douglas Carlisle	Director	February 28, 2025
/s/ BILL GOSSMAN Bill Gossman	Director	February 28, 2025
/s/ RAYMOND LINK Raymond Link	Director	February 28, 2025
/s/ GARY LOCKE Gary Locke	Director	February 28, 2025
/s/ GEOFFREY MOORE Geoffrey Moore	Director	February 28, 2025
/s/ CAMILLE NICHOLS Camille Nichols	Director	February 28, 2025

Exhibit 19.1

NLIGHT, INC. INSIDER TRADING POLICY

(Adopted on December 1, 2024)

A.   POLICY OVERVIEW

nLIGHT, Inc. (together with any subsidiaries, collectively the "**Company**") has adopted this Insider Trading Policy (the "**Policy**") to help you comply with the federal and state securities laws and regulations that govern trading in securities and to help the Company minimize its own legal and reputational risk.

It is your responsibility to understand and follow this Policy. Insider trading is illegal and a violation of this Policy. In addition to your own liability for insider trading, the Company, as well as individual directors, officers and other supervisory personnel, could face liability. Even the appearance of insider trading can lead to government investigations or lawsuits that are time-consuming, expensive and can lead to criminal and civil liability, including damages and fines, imprisonment and bars on serving as an officer or director of a public company, not to mention irreparable damage to both your and the Company's reputation.

For purposes of this Policy, the Company's General Counsel serves as the Compliance Officer. The Compliance Officer may designate others, from time to time, to assist with the execution of his or her duties under this Policy.

B.   POLICY STATEMENT

1.   <u>No Trading on Material Nonpublic Information</u>. It is illegal for anyone to trade in securities on the basis of material nonpublic information. If you are in possession of material nonpublic information about the Company, you are prohibited from:

   a.   using it to transact in securities of the Company;

   b.   disclosing it to other directors, officers, employees, consultants, contractors or advisors whose roles do not require them to have the information;

   c.   disclosing it to anyone outside of the Company, including family, friends, business associates, investors or consulting firms, without prior written authorization from the Compliance Officer; or

   d.   using it to express an opinion or make a recommendation about trading in the Company's securities.

In addition, if you learn of material nonpublic information through your service with the Company that could be expected to affect the trading price of the securities of another company, you cannot (x) use that information to trade, directly or indirectly through others, or (y) provide that information to another person in order to trade, in the securities of that other company. Any such action will be deemed a violation of this Policy.

2.   <u>No Disclosure of Confidential Information</u>. You may not at any time disclose material nonpublic information about the Company or about another company that you obtained in connection with

Exhibit 19.1

your service with the Company to friends, family members or any other person or entity that the Company has not authorized to know such information. In addition, you must handle the confidential information of others in accordance with any related non-disclosure agreements and other obligations that the Company has with them and limit your use of the confidential information to the purpose for which it was disclosed.

If you receive an inquiry for information from someone outside of the Company, such as a stock analyst, or a request for sensitive information outside the ordinary course of business from someone outside of the Company, such as a business partner, vendor, supplier or salesperson, then you should refer the inquiry to the Compliance Officer or Investor Relations, as applicable. Responding to a request yourself may violate this Policy and, in some circumstances, the law. Please consult the Company's External Communications Policy for more details.

3.   <u>Definition of Material Nonpublic Information</u>. "**Material information**" means information that a reasonable investor would be substantially likely to consider important in deciding whether to buy, hold or sell securities or would view as significantly altering the total mix of information available in the marketplace about the issuer of the securities. In general, any information that could reasonably be expected to affect the market price of a security is likely to be material. Either positive or negative information may be material.

It is not possible to define all categories of "material" information. However, some examples of information that could be regarded as material include, but are not limited to:

    a.   financial results, key metrics, financial condition, earnings pre-announcements, guidance, projections or forecasts, particularly if inconsistent with the Company's guidance or the expectations of the investment community;

    b.   restatements of financial results, or material impairments, write-offs or restructurings;

    c.   changes in independent auditors, or notification that the Company may no longer rely on an audit report;

    d.   business plans or budgets;

    e.   creation of significant financial obligations, or any significant default under or acceleration of any financial obligation;

    f.   impending bankruptcy or financial liquidity problems;

    g.   significant developments involving business relationships, including execution, modification or termination of significant agreements or orders with customers, suppliers, distributors, manufacturers or other business partners;

    h.   significant information relating to the operation of product or service, such as new products or services, major modifications or performance issues, defects or recalls, significant pricing changes or other announcements of a significant nature;

    i.   significant developments in research and development or relating to intellectual property;

Exhibit 19.1

j.   significant legal or regulatory developments, whether positive or negative, actual or threatened, including litigation or resolving litigation;

Exhibit 19.1

k.   major events involving the Company's securities, including calls of securities for redemption, adoption of stock repurchase programs, option repricings, stock splits, changes in dividend policies, public or private securities offerings, modification to the rights of security holders or notice of delisting;

l.   significant corporate events, such as a pending or proposed merger, joint venture or tender offer, a significant investment, the acquisition or disposition of a significant business or asset or a change in control of the Company;

m.   major personnel changes, such as changes in senior management or employee layoffs;

n.   data breaches or other cybersecurity events;

o.   updates regarding any prior material disclosure that has materially changed; and

p.   the existence of a special blackout period.

"**Material nonpublic information**" means material information that is not generally known or made available to the public. Even if information is widely known throughout the Company, it may still be nonpublic. Generally, in order for information to be considered public, it must be made generally available through media outlets or SEC filings.

After the release of information, a reasonable period of time must elapse in order to provide the public an opportunity to absorb and evaluate the information provided. As a general rule, at least one full trading day must pass after the dissemination of information before such information is considered public.

As a rule of thumb, if you think something might be material nonpublic information, it probably is.
You can always reach out to the Compliance Officer if you have questions.

C.   PERSONS COVERED BY THIS POLICY

This Policy applies to you if you are a director, officer, employee, consultant, contractor or advisor of the Company, both inside and outside of the United States. To the extent applicable to you, this Policy also covers your immediate family members, persons with whom you share a household, persons who are your economic dependents and any entity whose transactions in securities you influence, direct or control. You are responsible for making sure that these other individuals and entities comply with this Policy.

This Policy continues to apply even if you leave the Company or are otherwise no longer affiliated with or providing services to the Company, for as long as you remain in possession of material nonpublic information. In addition, if you are subject to a trading blackout under this Policy at the time you leave the Company, you must abide by the applicable trading restrictions until at least the end of the relevant blackout period.

D.   TRADING COVERED BY THIS POLICY

Except as discussed in Section H (*Exceptions to Trading Restrictions*), this Policy applies to all transactions involving the Company's securities or other companies' securities for which you possess material nonpublic information obtained in connection with your service with the Company. This Policy therefore applies to:

Exhibit 19.1

- 5 -

Exhibit 19.1

1.   any purchase, sale, loan or other transfer or disposition of any equity securities (including common stock, options, restricted stock units, warrants and preferred stock) and debt securities (including debentures, bonds and notes) of the Company and such other companies, whether direct or indirect (including transactions made on your behalf by money managers), and any offer to engage in the foregoing transactions;

2.   any disposition in the form of a gift of any securities of the Company;

3.   any distribution to holders of interests in an entity if the entity is subject to this Policy; and

4.   any other arrangement that generates gains or losses from or based on changes in the prices of such securities including derivative securities (for example, exchange-traded put or call options, swaps, caps and collars), hedging and pledging transactions, short sales and certain arrangements regarding participation in benefit plans, and any offer to engage in the foregoing transactions.

There are no exceptions from insider trading laws or this Policy based on the size of the transaction or the type of consideration received.

E.   TRADING RESTRICTIONS

Subject to the exceptions set forth below, this Policy restricts trading during certain periods and by certain people as follows:

1.   <u>Quarterly Blackout Periods</u>. Except as discussed in Section H (*Exceptions to Trading Restrictions*), all directors and officers of the Company, and those employees, consultants, contractors and advisors identified by the Company, must refrain from conducting transactions involving the Company's securities during quarterly blackout periods. Individuals subject to quarterly blackout periods will be informed by the Compliance Officer that they are listed on the covered persons list maintained by the Compliance Officer (the "**Covered Persons List**"). To the extent applicable to you, quarterly blackout periods also cover your immediate family members, persons with whom you share a household, persons who are your economic dependents and any entity whose transactions in securities you influence, direct or control. Even if you are not specifically identified as being subject to quarterly blackout periods, you should exercise caution when engaging in transactions during quarterly blackout periods because of the heightened risk of insider trading exposure.

Quarterly blackout periods will start at the end of the fifteenth day of the third month of each fiscal quarter (i.e., March 15, June 15, September 15 and December 15) and will end at the start of the third full trading day following the Company's earnings release. For example, if the Company releases earnings on a Thursday, the trading window will open at the start of the following Tuesday as long as the intervening Friday and Monday are full trading days and there is no other special blackout period then in effect.

The prohibition against trading during the blackout period also means that brokers cannot fulfill open orders on your behalf or on behalf of your immediate family members, persons with whom you share a household, persons who are your economic dependents or any entity whose transactions in securities you influence, direct or control, during the blackout period, including "limit orders" to buy or sell stock at a specific price or better and "stop orders" to buy or sell stock once the price of the stock reaches a specified price. If you are subject to blackout periods or pre-clearance requirements, you should so inform any broker with whom such an open order is placed at the time it is placed.

Exhibit 19.1

- 7 -

Exhibit 19.1

From time to time, the Company may identify other persons who should be subject to quarterly blackout periods, and the Compliance Officer may update and revise the Covered Persons List as appropriate.

2.   Special Blackout Periods. The Company always retains the right to impose additional or longer trading blackout periods at any time on any or all of its directors, officers, employees, consultants, contractors and advisors. The Compliance Officer will notify you if you are subject to a special blackout period by providing to you a notice in writing or via email. If you are notified that you are subject to a special blackout period, you may not engage in any transaction involving the Company's securities until the special blackout period has ended other than the transactions that are covered by the exceptions below. You also may not disclose to anyone else that the Company has imposed a special blackout period. To the extent applicable to you, special blackout periods also cover your immediate family members, persons with whom you share a household, persons who are your economic dependents and any entity whose transactions in securities you influence, direct or control.

3.   Regulation BTR Blackouts. Directors and officers may also be subject to trading blackouts pursuant to Regulation Blackout Trading Restriction, or Regulation BTR, under U.S. federal securities laws. In general, Regulation BTR prohibits any director or officer from engaging in certain transactions involving the Company's securities during periods when 401(k) plan participants are prevented from purchasing, selling or otherwise acquiring or transferring an interest in certain securities held in individual account plans. Any profits realized from a transaction that violates Regulation BTR are recoverable by the Company, regardless of the intentions of the director or officer effecting the transaction. In addition, individuals who engage in such transactions are subject to sanction by the SEC as well as potential criminal liability. The Company will notify directors and officers if they are subject to a blackout trading restriction under Regulation BTR. Failure to comply with an applicable trading blackout in accordance with Regulation BTR is a violation of law and this Policy.

F.   PROHIBITED TRANSACTIONS

You may not engage in any of the following types of transactions other than as noted below, regardless of whether you have material nonpublic information or not.

1.   Short Sales. You may not engage in short sales (meaning the sale of a security that must be borrowed to make delivery) or "sell short against the box" (meaning the sale of a security with a delayed delivery) if such sales involve the Company's securities.

2.   Derivative Securities and Hedging Transactions. You may not, directly or indirectly, (a) trade in publicly-traded options, such as puts and calls, and other derivative securities with respect to the Company's securities (other than stock options, restricted stock units and other compensatory awards issued to you by the Company) or (b) purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds), or otherwise engage in transactions, that hedge or offset, or are

Exhibit 19.1

designed to hedge or offset, any decrease in the market value of Company equity securities either (i) granted to you by the Company as part of your compensation or (ii) held, directly or indirectly, by you.

3. <u>Pledging Transactions</u>. If you are required to comply with the blackout periods or pre-clearance requirements under this Policy, you may not pledge the Company's securities as collateral for any loan or as part of any other pledging transaction.

4. <u>Margin Accounts</u>. If you are required to comply with the blackout periods or pre-clearance requirements under this Policy, you may not hold the Company's common stock in margin accounts.

G. PRE-CLEARANCE OF TRADES

The Company's directors and executive officers and any other persons identified on the Covered Persons List as being subject to pre-clearance requirements must obtain pre-clearance prior to trading the Company's securities. If you are subject to pre-clearance requirements, you must submit a pre-clearance request to the Compliance Officer at least two business days prior to your desired trade date. The pre-clearance request must be made on the form provided by the Compliance Officer. The person requesting pre-clearance will be asked to certify that he or she is not in possession of material nonpublic information about the Company. The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction.

If the Compliance Officer is the requester, then the Company's Chief Executive Officer or Chief Financial Officer, or their delegate, must pre-clear or deny any trade. All trades must be executed within five business days of any pre-clearance.

Even after pre-clearance, a person may not trade the Company's securities if they become subject to a blackout period or aware of material nonpublic information prior to the trade being executed.

From time to time, the Company may identify other persons who should be subject to the pre- clearance requirements set forth above, and the Compliance Officer may update and revise the Covered Persons List as appropriate.

H. EXCEPTIONS TO TRADING RESTRICTIONS

There are no unconditional "safe harbors" for trades made at particular times, and all persons subject to this Policy should exercise good judgment at all times. Even when a quarterly blackout period is not in effect, you may be prohibited from engaging in transactions involving the Company's securities because you possess material nonpublic information, are subject to a special blackout period or are otherwise restricted under this Policy.

Other than the limited exceptions set forth below, any other exceptions to this Policy must be approved by the Compliance Officer, in consultation with the Company's board of directors or an independent committee of the board of directors.

The following are certain limited exceptions to the quarterly and special blackout period restrictions and pre-clearance requirements imposed by the Company under this Policy:

1. stock option exercises where the purchase price of such stock options is paid in cash and there is no other associated market activity;

Exhibit 19.1

2. purchases pursuant to the employee stock purchase plan; however, this exception does not apply to subsequent sales of the shares;

3. receipt and vesting of stock options, restricted stock units, restricted stock or other equity compensation awards from the Company;

4. net share withholding with respect to equity awards where shares are withheld by the Company in order to satisfy tax withholding requirements, (*x*) as required by either the Company's board of directors (or a committee thereof) or the award agreement governing such equity award or (*y*) as you elect, if permitted by the Company, so long as the election is irrevocable and made in writing at a time when a trading blackout is not in place and you are not in possession of material nonpublic information;

5. sell-to-cover transactions where shares are sold on your behalf upon vesting of equity awards and sold in order to satisfy tax withholding requirements, (*x*) as required by either the Company's board of directors (or a committee thereof) or the award agreement governing such equity award or (*y*) as you elect, if permitted by the Company, so long as the election is irrevocable and made in writing at a time when a trading blackout is not in place and you are not in possession of material nonpublic information; however, this exception does not apply to any other market sale for the purposes of paying required withholding;

6. transactions made pursuant to a valid 10b5-1 trading plan approved by the Company (see Section I (*10b5-1 Trading Plans*) below);

7. purchases of the Company's stock in the 401(k) plan resulting from periodic contributions to the plan based on your payroll contribution election; *provided, however,* that the blackout period restrictions and pre-clearance requirements do apply to elections you make under the 401(k) plan to (a) increase or decrease the amount of your contributions under the 401(k) plan if such increase or decrease will increase or decrease the amount of your contributions that will be allocated to a Company stock fund, (b) increase or decrease the percentage of your contributions that will be allocated to a Company stock fund, (c) move balances into or out of a Company stock fund, (d) borrow money against your 401(k) plan account if the loan will result in liquidation of some or all of your Company stock fund balance and (e) prepay a plan loan if the pre-payment will result in the allocation of loan proceeds to a Company stock fund;

8. transfers by will or the laws of descent or distribution and, provided that prior written notice is provided to the Compliance Officer, distributions or transfers (such as certain tax planning or estate planning transfers) that effect only a change in the form of beneficial interest without changing your pecuniary interest in the Company's securities; and

9. changes in the number of the Company's securities you hold due to a stock split or a stock dividend that applies equally to all securities of a class, or similar transactions.

If there is a Regulation BTR blackout (and no quarterly or special blackout period), then the limited exceptions set forth in Regulation BTR will apply. Please be aware that even if a transaction is subject to an exception to this Policy, you will need to separately assess whether the transaction complies with applicable law.

I. 10B5-1 TRADING PLANS

Exhibit 19.1

The Company permits its directors, officers and employees to adopt written 10b5-1 trading plans in order to mitigate the risk of trading on material nonpublic information. These plans allow for individuals to enter into a prearranged trading plan as long as the plan is not established or modified during a blackout period or when the individual is otherwise in possession of material nonpublic information. To be approved

Exhibit 19.1

by the Company and qualify for the exception to this Policy, any 10b5-1 trading plan adopted by a director, officer or employee must be submitted to the Compliance Officer for approval and comply with the requirements set forth in the Requirements for Trading Plans attached as <u>Exhibit A</u>. If the Compliance Officer is the requester, then the Company's Chief Executive Officer, Chief Financial Officer, or their delegate, must approve the written 10b5-1 trading plan.

J.   SECTION 16 COMPLIANCE

All of the Company's officers and directors and certain other individuals are required to comply with Section 16 of the Securities and Exchange Act of 1934, as amended (the "**Exchange Act**") and related rules and regulations which set forth reporting obligations, limitations on "short swing" transactions, which are certain matching purchases and sales of the Company's securities within a six-month period, and limitations on short sales.

To ensure transactions subject to Section 16 requirements are reported on time, each person subject to these requirements must provide the Company with detailed information (for example, trade date, number of shares, exact price, *etc.*) about his or her transactions involving the Company's securities.

The Company is available to assist in filing Section 16 reports, but the obligation to comply with Section 16 is personal. If you have any questions, you should check with the Compliance Officer.

K.   VIOLATIONS OF THIS POLICY

Company directors, officers, employees, consultants, contractors and advisors who violate this Policy will be subject to disciplinary action by the Company, including ineligibility for future Company equity or incentive programs or termination of employment or an ongoing relationship with the Company. The Company has full discretion to determine whether this Policy has been violated based on the information available.

There are also serious legal consequences for individuals who violate insider trading laws, including large criminal and civil fines, significant imprisonment terms and disgorgement of any profits gained or losses avoided. You may also be liable for improper securities trading by any person (commonly referred to as a "tippee") to whom you have disclosed material nonpublic information that you have learned through your position at the Company or made recommendations or expressed opinions about securities trading on the basis of such information.

Please consult with your personal legal and financial advisors as needed. Note that the Company's legal counsel, both internal and external, represent the Company and not you personally. There may be instances where you suffer financial harm or other hardship or are otherwise required to forego a planned transaction because of the restrictions imposed by this Policy or under securities laws. If you were aware of the material nonpublic information at the time of the trade, it is not a defense that you did not "use" the information for the trade. Personal financial emergency or other personal circumstances are not mitigating factors under securities laws and will not excuse your failure to comply with this Policy. In addition, a blackout or trading-restricted period will not extend the term of your options. As a consequence, you may be prevented from exercising your options by this Policy or as a result of a blackout or other restriction on your trading, and as a result your options may expire by their term. In such instances, the Company cannot extend the term of your options and has no obligation or liability to replace the economic value or lost benefit to you. It is your responsibility to manage your economic interests and to consider potential trading restrictions when determining whether to exercise your options.

Exhibit 19.1

Exhibit 19.1

L.   PROTECTED ACTIVITY NOT PROHIBITED

Nothing in this Policy, or any related guidelines or other documents or information provided in connection with this Policy, shall in any way limit or prohibit you from engaging in any of the protected activities set forth in the Company's Whistleblower Policy, as amended from time to time.

M.   REPORTING

If you believe someone is violating this Policy or otherwise using material nonpublic information that they learned through their position at the Company to trade securities, you should report it to the Compliance Officer, or if the Compliance Officer is implicated in your report, then you should report it in accordance with the Company's Whistleblower Policy.

N.   AMENDMENTS

The Company reserves the right to amend this Policy at any time, for any reason, subject to applicable laws, rules and regulations, and with or without notice, although it will attempt to provide notice in advance of any change. Unless otherwise permitted by this Policy, any amendments must be approved by the Board of Directors of the Company.

Exhibit 19.1

EXHIBIT A REQUIREMENTS FOR TRADING PLANS

For transactions under a trading plan to be exempt from (A) the prohibitions in the Company's Insider Trading Policy (the "**Policy**") of nLIGHT, Inc. (together with any subsidiaries, collectively the "**Company**") with respect to transactions made while aware of material nonpublic information and (B) the pre-clearance procedures and blackout periods established under the Policy, the trading plan must comply with the affirmative defense set forth in Exchange Act Rule 10b51 and must meet the following requirements (collectively, the "**Trading Plan Requirements**"):

1. The trading plan must be in writing and signed by the person adopting the trading plan.

2. The trading plan must be adopted at a time when:

    a. the person adopting the trading plan is not aware of any material nonpublic information; and

    b. there is no quarterly, special or other trading blackout in effect with respect to the person adopting the plan.

3. The trading plan must be entered in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, and the person adopting the trading plan must act in good faith with respect to the trading plan.

4. The trading plan must include representations that, on the date of adoption of the trading plan, the person adopting the trading plan:

    a. is not aware of material nonpublic information about the securities or the Company; and

    b. is adopting the trading plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.

5. The person adopting the trading plan may not have entered into or altered a corresponding or hedging transaction or position with respect to the securities subject to the trading plan and must agree not to enter into any such transaction while the trading plan is in effect.

6. The first trade under the trading plan for directors and officers (as defined in Rule 16a-1(f) of the Exchange Act) may not occur until after the expiration of a cooling-off period consisting of the later of
(a) 90 calendar days after the adoption of the trading plan and (b) two business days after the filing by the Company of its financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the trading plan was adopted (but, in any event, this required cooling-off period is subject to a maximum of 120 days after adoption of the trading plan). The first trade under the trading plan for all other persons (other than the Company) may not occur until after the expiration of a cooling-off period that is 30 calendar days after adoption of the trading plan.

7. The trading plan must have a minimum term of one year (starting from the date of adoption of the trading plan).

Exhibit A

Exhibit 19.1

8.   No transactions may occur during the term of the trading plan (except for the "Exceptions to Trading Restrictions" identified in the Policy and *bona fide* gifts) except for those transactions specified in

Exhibit A

Exhibit 19.1

the trading plan. In addition, the person adopting the trading plan may not have an outstanding (and may not subsequently enter into any additional) trading plan except as permitted by Rule 10b5-1. For example, as contemplated by Rule 10b5-1, a person may adopt a new trading plan before the scheduled termination date of an existing trading plan, so long as the first scheduled trade under the new trading plan does not occur prior to the last scheduled trade(s) of the existing trading plan and otherwise complies with these guidelines. Termination of the existing trading plan prior to its scheduled termination date may impact the timing of the first trade or the availability of the affirmative defense for the new trading plan; therefore, persons adopting a new trading plan are advised to exercise caution and consult with the Compliance Officer prior to the early termination of an existing trading plan.

9.   Any modification or change to the amount, price or timing of transactions under the trading plan is deemed the termination of the trading plan, and the adoption of a new trading plan ("**Modification**"). Therefore, a Modification must be submitted to the Compliance Officer for approval in accordance with Section I of the Policy and is subject to the same conditions as a new trading plan as set forth in Sections 1 through 8 herein.

10.   Within the one year preceding the adoption or a Modification of a trading plan, a person may not have otherwise adopted or made a Modification to a plan more than once.

11.   A person may adopt a trading plan designed to cover a single trade only once in any consecutive 12-month period except as permitted by Rule 10b5-1.

12.   If the person that adopted the trading plan terminates the plan prior to its stated duration, he or she may not trade in the Company's securities until after the expiration of 30 calendar days following termination, and then only in accordance with the Policy.

13.   The Company must be promptly notified of any termination of the trading plan, including any suspension of trading under the trading plan.

14.   The Company must have authority to require the suspension of the plan if there are legal, regulatory or contractual restrictions applicable to the Company or the person that adopted the trading plan, or to require the cancellation of the trading plan at any time, subject to any reasonable broker notice requirements as may be set forth in the trading plan.

15.   If the trading plan grants discretion to a stockbroker or other person with respect to the execution of trades under the trading plan:

      a.   the person adopting the trading plan may not exercise any subsequent influence over how, when or whether to effect purchases or sales under the plan;;

      b.   the person adopting the trading plan may not confer with the person administering the trading plan regarding the Company or its securities; and

      c.   the person administering the trading plan must provide prompt notice to the Company of the execution of a transaction pursuant to the plan.

16. All transactions under the trading plan must be in accordance with applicable law.

Exhibit A

Exhibit 19.1

17.   Any exceptions to the Trading Plan Requirements must be approved by the Compliance Officer or, in the case of directors and officers who are subject Section 16 of the Securities Exchange Act of 1934,

Exhibit A

Exhibit 19.1

by the Compliance Officer, in consultation with the Company's board of directors or an independent committee of the board of directors.

18.   The trading plan (including any Modification) must meet such other requirements as the Compliance Officer may determine.

18. Any trading plans adopted or modified prior to February 27, 2023 (the "**Effective Date**") are permitted to continue in place until all trades are executed thereunder or they expire by their terms ("**Grandfathered Plans**"). If the person undertakes a Modification of a Grandfathered Plan on or after the Effective Date, then the Modification must meet all of the requirements set forth herein.

Exhibit A

Exhibit 21.1

Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Incorporation
nLIGHT Oy	Finland
nLIGHT Cayman Ltd.	Cayman Islands, B.W.I.
nLIGHT Laser Technology (Shanghai) Co., Ltd.*	People's Republic of China
nLIGHT Korea, Inc.	South Korea
nLIGHT DEFENSE Systems, Inc.	State of Nevada, United States
nLIGHT Europe S.r.l.	Italy
nLIGHT GmbH	Austria

*nLIGHT Laser Technology (Shanghai) Co., Ltd. is a wholly-owned subsidiary of nLIGHT Cayman Ltd.

Exhibit 31.1

NLIGHT, INC.
CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO RULE 13a - 14(a) OR RULE 15d - 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

I, Scott Keeney, certify that:

1. I have reviewed this Annual Report on Form 10-K of nLIGHT, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2025

/s/ SCOTT KEENEY
Scott Keeney
President, Chief Executive Officer and Chairman (Principal Executive Officer)

Exhibit 31.2

NLIGHT, INC.
CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO RULE 13a - 14(a) OR RULE 15d - 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

I, Joseph Corso, certify that:

1. I have reviewed this Annual Report on Form 10-K of nLIGHT, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2025

/s/ JOSEPH CORSO

Joseph Corso
Chief Financial Officer (Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the filing of the Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report") by nLIGHT, Inc. (the "Company"), Scott Keeney, as the Chief Executive Officer of the Company, and Joseph Corso, as the Chief Financial Officer of the Company, each hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

1. the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and
2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 28, 2025

/s/ SCOTT KEENEY
_____
Scott Keeney
President, Chief Executive Officer and Chairman (Principal Executive Officer)

/s/ JOSEPH CORSO
_____
Joseph Corso
Chief Financial Officer (Principal Financial Officer)

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Report to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Report), irrespective of any general incorporation language contained in such filing.